THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant To Rule 424(b)(3)
                                                      Registration No. 333-84322

                  SUBJECT TO COMPLETION, DATED APRIL 29, 2002

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 11, 2002)

                                  [FERRO LOGO]

                                4,000,000 SHARES

                               FERRO CORPORATION

                                  COMMON STOCK
                              $         PER SHARE
                               ------------------

     We are selling 4,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 600,000 additional shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol "FOE." The last reported sale price of our common stock on the New York Stock Exchange on April 26, 2002 was $28.76 per share.
                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE S-9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                               PER SHARE     TOTAL
                                                              -----------    -----
Public Offering Price                                         $              $
Underwriting Discount                                         $              $
Proceeds to Ferro Corporation, before expenses                $              $

     The underwriters expect to deliver the shares to purchasers on or about
       , 2002.
                               ------------------

                              SALOMON SMITH BARNEY
                               ------------------
CREDIT SUISSE FIRST BOSTON
                                 MERRILL LYNCH & CO.
                                                         MORGAN STANLEY
                               ------------------

MCDONALD INVESTMENTS INC.                  FIRST ANALYSIS SECURITIES CORPORATION

          , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATES ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS APPLICABLE.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Summary.....................................................   S-1
Risk Factors................................................   S-9
Forward-Looking Statements..................................  S-14
Use of Proceeds.............................................  S-15
Capitalization..............................................  S-15
Price Range of Our Common Stock and Dividend History........  S-16
Description of Common Stock.................................  S-16
Unaudited Pro Forma Condensed Combined Statement of
  Income....................................................  S-17
Selected Financial Data.....................................  S-19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-21
Business....................................................  S-27
Underwriting................................................  S-34
Legal Matters...............................................  S-36
                            PROSPECTUS
About Ferro.................................................     1
Use of Proceeds.............................................     1
Ratio of Earnings to Fixed Charges..........................     1
Description of Debt Securities..............................     1
Description of Common Stock.................................     8
Description of Preferred Stock..............................    11
Description of Depositary Shares............................    14
Description of Warrants.....................................    16
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    17
Book-Entry Securities.......................................    18
Plan of Distribution........................................    19
Legal Matters...............................................    20
Experts.....................................................    20

                                    SUMMARY

     This summary highlights certain information appearing elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before purchasing the shares. For a more complete understanding of this offering, we encourage you to read the entire document and all documents incorporated by reference. Unless the context requires otherwise, references to "Ferro," "we," "us," or "our" refer collectively to Ferro Corporation and its consolidated subsidiaries, including the electronic materials, performance pigments and colors, glass systems, and Cerdec ceramics businesses (the "dmc(2) businesses") of dmc(2) Degussa Metals Catalysts Cerdec AG ("dmc(2)") that we acquired on September 7, 2001.

                                  ABOUT FERRO

OVERVIEW

     We are a leading global producer of a diverse array of performance materials. We sell to a broad range of manufacturers in approximately 30 markets throughout the world. We apply core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes, and additives for the glass market; specialty plastic compounds and colors; and polymer additives. Our products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. Our performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results they achieve in actual use.

     Our products are traditionally used in markets such as appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. Our leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our customer base is well-diversified both geographically and by end-market.

     The diversity of our products, customers, and end-markets serves to stabilize our financial results. In 2001, we had net sales of $1,501 million (including four months of results of the dmc(2) businesses), of which approximately 46% originated outside the United States and Canada. After giving effect to the dmc(2) acquisition, our pro forma net sales for 2001 would have been $1,826 million.

     We have two financial reporting segments: Coatings and Performance Chemicals. In 2001, our Coatings segment represented approximately 61% of net sales (68% pro forma for the dmc(2) acquisition) and our Performance Chemicals segment represented approximately 39% of net sales (32% pro forma for the dmc(2) acquisition).

COATINGS SEGMENT

     Electronic Materials. We develop, manufacture and market high purity powders, pastes and tapes for many electronic applications, including multi-layer ceramic capacitors, hybrid microelectronics, polishing materials, surge protection and photovoltaic materials. Our electronic products are used in military, aerospace, semiconductors, electronics, dental and biomedical, and other technical applications. Our microcircuit and specialty thick film materials are used in the production of a number of advanced electronic devices and packages.

     Color and Glass Performance Materials. We produce a broad line of pigments for use in plastic packaging, PVC products such as engineering plastics, and industrial paints and coatings. We are also a global supplier of decorative colors, precious metals preparations and special coatings for ceramics surfaces, and inorganic pigments for coloring plastic and ceramics. We supply a complete portfolio of products to the glass market for coloration both in and on glass. Our colors add customized value to a wide range of consumer, technical and industrial glass products in the automotive, the flat glass and the cosmetic, food and beverage container markets. Our products are tailored to meet the specific demands of our customers in each market segment, including automotive, appliance, architectural, tableware, giftware and lighting.

     Tile Coatings Systems. We produce a broad line of ceramic glaze coatings and stains and colors for the manufacture of ceramics, from floor/wall tile to sanitaryware. We also market an application system for ceramics under the brand KERAjet(R), which uses ink-jet technology to apply designs on ceramic tile.

     Industrial Coatings. We manufacture porcelain enamel and powder coatings for use in the appliance, automotive and general industrial markets.

PERFORMANCE CHEMICALS SEGMENT

     Polymer Additives. Our polymer additives improve the characteristics of and are designed to enhance the processing and properties of plastics used in household furnishings, automotive, architectural and construction applications. These additives include heat and light stabilizers, specialty plasticizers, and plastics lubricants.

     Pharmaceutical and Fine Chemicals. We produce pharmaceutical intermediates and fine chemicals that are used in specialty resins, industrial chemicals, specialty batteries, food additives and food supplements. We also provide major chemical manufacturers with custom synthesis for the production of complex, high-valued chemicals.

     Specialty Plastics. Our specialty plastics products are designed to enhance the physical properties and appearance of plastic parts and components in appliances, automobiles, household furnishings, packaging applications, and a variety of leisure products. These products include filled and reinforced plastics, plastic color concentrates, gelcoats and liquid and paste color dispersions.

THE dmc(2) ACQUISITION

     On September 7, 2001, we purchased the dmc(2) businesses for approximately $525 million plus the assumption of certain liabilities.

     The dmc(2) acquisition expanded our geographic reach in Europe and Asia (including Japan, the largest electronics manufacturing market in the world). It also enhanced our product capabilities in three core businesses:

     - Electronic Materials -- doubling our electronic materials business and adding critical metals technology and manufacturing capabilities;

     - Color and Glass Performance Materials -- significantly increasing the size of and strengthening our technology and competitive presence in this high-margin business; and

     - Tile Coatings Systems -- complementing our manufacturing capabilities and broadening our presence in Asia and Southern Europe.

     We initially established a target of $35 million of cost savings from the integration of the dmc(2) businesses, to be achieved by eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies. As of March 31, 2002, we had implemented programs to realize cost savings that approach the original $35 million target on an annualized basis. We are also continuing our efforts to capture further cost savings during the balance of 2002 and in 2003.

COMPETITIVE STRENGTHS

     Leading Positions in Markets Served. We believe we have leading market positions in businesses that accounted for approximately 73% of 2001 net sales. We believe we are among the world's largest suppliers of ceramic glaze and color, porcelain enamel coatings, specialty colorants, powder coatings, and glass additives. We are a worldwide leader in the production of passive electronic materials, and believe we are currently the only merchant manufacturer of all primary components (electrodes, dielectrics, and termination pastes) of multi-layer capacitors. We also hold a leading market position in North America for PVC specialty additives and modifiers.

     Diverse Geographic and Customer Base. We have developed an extensive and geographically balanced manufacturing and sales network, domestically and abroad. Our global network enhances our ability to meet the technical service needs of our multi-national customers. Our sales originating in the United States, Europe, Asia and Latin America represented approximately 54%, 32%, 8% and 6%, respectively, of 2001 net sales. We sell our products to customers in approximately 30 markets throughout the world, including electronics, appliances, automotive, building and renovation, household furnishings, construction, industrial products, pharmaceuticals, telecommunications and transportation. No one customer accounts for more than 3% of our net sales.

     Broad Technology Portfolio. We offer a wide range of capabilities in chemistry, glass, ceramic and material sciences, drawing upon a broad combination of core technological competencies. Our global expertise in particle engineering, formulation science, polymer technology, coatings technology, materials characterization, and processing has enabled us to provide timely and cost-effective customized solutions to our customers' materials needs. For example, we have developed ground-breaking ink-jet technology applications for decorating tile; sophisticated dielectric materials for microelectronic components; and innovative plastics materials that provide low cost alternatives to traditional engineering polymers.

     Strong Senior Management Team. Our senior management team has been involved in the specialty chemicals industry for an average of approximately 23 years. Our senior management team successfully consummated and integrated six significant acquisitions over the last four years, and produced strong cash flows and improved overall financial performance yielding an average return on equity of 20.7% over the past three years. As of April 26, 2002, we had an equity market capitalization of approximately $1,007 million. Prior to this offering, our executive officers and directors collectively own approximately 2.5% of our common stock and together with our employees own approximately 14.5% of our common stock.

CORPORATE STRATEGY

     Pursue Active Portfolio Management. As part of portfolio management, we classify our businesses into three categories based on their growth potential. The portfolio strategy guides strategic investment, resource allocation, acquisitions and divestitures, and management incentive programs. The goal has been to improve the portfolio mix by allocating more resources into high-growth potential businesses and emphasizing a competitive cost structure and free cash flow generation in more mature, stable businesses. We classify our businesses as being Springboard, Platform or Foundation. Over the past three years, the Springboard component of the portfolio has grown significantly, providing a more profitable balance of high-growth potential businesses relative to mature cash-generating businesses.

          Grow Springboard Businesses. Springboard businesses serve markets that are positioned to grow well in excess of the growth rates for the underlying regional economies. We have targeted these businesses for expanded investment in research and development and new technologies. We expect to fund these internal growth opportunities through our overall cash flow generated by operations. Electronic materials and pharmaceutical and fine chemicals represent key areas of future expansion and growth.

          Balance Sales and Profit Growth in Platform Businesses. Platform businesses serve mature to growing markets, typified by long-term growth opportunities moderately in excess of applicable regional economic growth rates. We manage Platform businesses for a balance of sales and profit growth, supplemented by selective strategic investments.

          Maximize Cash Flow Generation in Foundation Businesses. Foundation businesses serve mature markets with lower growth potential. Our goal is to improve our competitive position by reducing costs in order to maximize the cash flow generation capabilities of the business. This cash flow will be used to fund internal growth across all of our businesses.

     Expand Our Geographic Presence. We are focused on broadening the geographic scope of selected businesses and products to take advantage of growing markets. Rising consumer income and stronger economies in specific areas of the world, such as Asia, provide an opportunity to leverage our technology to expand market opportunities for existing product lines. In addition, we utilize cross-marketing opportunities to introduce additional products into geographic markets where we have existing operations.

     Engage in Controlled Growth via Strategic Acquisitions. Acquisitions have played an important role in our growth strategy. In the past four years we have completed seven significant acquisitions, with an emphasis on Springboard businesses. Four of these acquisitions were in the electronic materials and the pharmaceutical and fine chemicals markets, which exhibit significant growth potential. In September 2001, we completed the acquisition of the dmc(2) businesses, which significantly strengthened three of our core businesses, including electronic materials. Although at present our internal resources are primarily focused on integrating the dmc(2) businesses, strategic acquisitions remain an important element of our long-term strategy.

     Improve Our Cost Structure and Increase Efficiency. We continually seek to optimize efficiency of operations by reducing our fixed cost structure in relation to total operating costs. We manage our businesses on a global and regional basis, minimizing the asset base and related costs required to support market demand. In our acquired businesses we seek to maximize returns by eliminating duplicate costs and realizing market and sourcing synergies.

                              RECENT DEVELOPMENTS

     On April 23, 2002, we reported our results from operations for the 2002 first quarter.

                                                                   THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ----------------------
                                                                2001         2002
                                                              ---------    ---------
                                                                   (UNAUDITED)
                                                              (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
Net sales...................................................  $370,694     $426,799
Net income..................................................  $ 13,966     $  7,221
Diluted earnings per common share...........................  $   0.37     $   0.19

     Consolidated net sales for the 2002 first quarter were $426.8 million, compared to $370.7 million for the first quarter of 2001. This increase resulted from higher volume related to the dmc(2) businesses acquired in September, 2001, which more than offset the effect of lower demand levels associated with economic conditions in the United States and Europe.

     Net income for the 2002 first quarter was $7.2 million, or $0.19 per diluted share, compared with $14.0 million, or $0.37 per diluted share, in the first quarter of 2001. In accordance with FASB Statement 142, we did not amortize intangible assets with indefinite lives in the 2002 first quarter. Earnings per diluted share for the 2001 first quarter included amortization of all intangible assets, and such earnings would have been $0.40 per diluted share if Statement 142 had been effective for that period. Compared to the first quarter of 2001, lower operating rates combined with our inventory reduction program negatively impacted earnings in the first quarter of this year. In addition, earnings in the 2002 first quarter reflect costs associated with the integration of the dmc(2) businesses of approximately $1.2 million, or $0.02 per diluted share.

     On a sequential basis, first quarter net sales increased $16.9 million, or approximately 4%, from the fourth quarter of 2001, and operating income improved approximately $6.1 million, or 27%, from the fourth quarter. These increases were due to improved market conditions in the United States during the 2002 first quarter as compared with the 2001 fourth quarter and lower costs achieved through integration and consolidation of the dmc(2) businesses.

     Sales in the Coatings segment were $286.3 million in the 2002 first quarter, compared with 2001 first quarter sales of $216.2 million. Segment operating income was $24.0 million in the quarter, compared with $21.9 million in the 2001 first quarter. The increase in sales reflects higher volume related to the acquired dmc(2) businesses. The increase in operating income is due to higher volume resulting from the dmc(2) acquisition and the realization of cost savings from our integration of the dmc(2) businesses, including reduced selling, general and administrative costs. The operating income increase was partially offset by reduced demand.

     Sales in the Performance Chemicals segment for the 2002 first quarter were $140.5 million, compared with $154.5 million in the first quarter of 2001. Operating income was $9.9 million in the quarter, down from $13.3 million in the previous year. The decline in sales and earnings reflects reduced demand and changes in product mix and prices in certain businesses as compared to the first quarter of 2001.

                                  THE OFFERING

Common stock offered.................................  4,000,000 shares(1)
Common stock to be outstanding after the offering....
                                                       39,022,489 shares(2)
Use of proceeds......................................  We expect to use the net proceeds from this offering to permanently reduce part of our
                                                       borrowings under the revolving credit portion
                                                       of our senior credit facilities. See "Use of
                                                       Proceeds" in this prospectus supplement.
New York Stock Exchange Symbol.......................  FOE

---------------
(1) Does not include the over-allotment option we have granted to the underwriters for an aggregate of up to 600,000 shares of common stock.

(2) Excludes 4,296,219 shares of common stock issuable pursuant to awards outstanding under our stock option plans and 2,043,228 shares of common stock issuable upon conversion of outstanding shares of our preferred stock on April 25, 2002.

                                  RISK FACTORS

     A discussion of risks relating to an investment in our common stock is contained under "Risk Factors" immediately following this summary.

                             ADDITIONAL INFORMATION

     We are incorporated in the State of Ohio, and our executive offices are located at 1000 Lakeside Avenue, Cleveland, Ohio 44114. Our telephone number is
(216) 641-8580.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table displays our summary financial data for the periods ended and as of the date indicated. We derived certain of the historical data for the years ended December 31, 1999, 2000 and 2001 from our audited consolidated financial statements. The summary unaudited pro forma financial data give effect to the dmc(2) acquisition, the borrowing of funds under our credit facilities in connection with the dmc(2) acquisition, our issuance of senior notes in December 2001, this offering of common stock and application of the net proceeds from such transactions, as applicable, as if each had occurred on January 1, 2001. See "Unaudited Pro Forma Condensed Combined Statement of Income" in this prospectus supplement. You should read this summary financial data in conjunction with "Use of Proceeds," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus supplement, and with our consolidated financial statements incorporated by reference in the accompanying prospectus. The pro forma results are not necessarily indicative of the results that would have occurred if the above transactions had taken place on the date indicated, or which may result in the future.

                                                                         PRO FORMA FOR
                                                                        ACQUISITION AND    PRO FORMA
                                              HISTORICAL                 SENIOR NOTES      COMBINED
                                 ------------------------------------   ---------------   -----------
                                                       YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------------------------
                                    1999         2000       2001(1)         2001(2)         2001(3)
                                 ----------   ----------   ----------   ---------------   -----------
                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $1,355,283   $1,447,284   $1,501,059     $1,825,941      $1,825,941
Cost of sales..................     976,877    1,053,220    1,133,676      1,364,719       1,364,719
Selling, administrative and
  general expenses.............     241,830      254,595      282,995        372,641         372,641
Other charges (income):
  Interest expense.............      18,343       24,925       37,976         70,931          64,583
  Foreign currency
     transactions..............      (1,561)      (2,422)     (19,826)       (20,030)        (20,030)
  Other income/expense -- net..       3,680          351        4,772          5,443           5,443
                                 ----------   ----------   ----------     ----------      ----------
Income before taxes............     116,114      116,615       61,466         32,237          38,585
Income tax expense.............      43,099       43,476       22,269         12,776          15,074
                                 ----------   ----------   ----------     ----------      ----------
Net income.....................      73,015       73,139       39,197         19,461          23,511
Dividend on preferred stock,
  net of tax...................       3,747        3,460        3,078          3,078           3,078
                                 ----------   ----------   ----------     ----------      ----------
Net income available to common
  shareholders.................  $   69,268   $   69,679   $   36,119     $   16,383      $   20,433
                                 ==========   ==========   ==========     ==========      ==========
Weighted average number of
  common shares outstanding....      35,197       34,561       34,246         34,246          38,246
Net income per common share....  $     1.97   $     2.02   $     1.05     $     0.48      $     0.53
                                 ==========   ==========   ==========     ==========      ==========
Weighted average number of
  common shares outstanding --
  assuming dilution............      38,807       37,664       37,119         34,631          38,631
Net income per common share --
  assuming dilution............  $     1.85   $     1.92   $     1.04     $     0.47      $     0.53
                                 ==========   ==========   ==========     ==========      ==========
OTHER DATA:
EBITDA(4)......................  $  182,958   $  191,892   $  167,227     $  188,502      $  188,502
Depreciation and
  amortization.................      48,501       50,352       67,785         85,334          85,334
Capital expenditures...........      76,244       65,405       53,808

                                                                 HISTORICAL
                                                              DECEMBER 31, 2001
                                                              -----------------
                                                                 (AMOUNTS IN
                                                                 THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $   15,317
Total assets................................................      1,732,559
Total debt (including short-term debt)......................        849,246
Shareholders' equity........................................        300,386

---------------
(1) Includes the results of operations of the dmc(2) businesses from September 1, 2001, the effective date of the acquisition.

(2) Reflects pro forma effect of the dmc(2) acquisition, the related borrowing of funds under our credit facilities, our issuance of senior notes in December 2001 and application of the related proceeds. See "Notes to Unaudited Pro Forma Condensed Combined Statement of Income" in this prospectus supplement.

(3) Reflects pro forma effect of the dmc(2) acquisition, the related borrowing of funds under our credit facilities, our issuance of senior notes in December 2001, this offering of common stock (at an assumed offering price of $28.76 per share without giving effect to the exercise of the over-allotment option) and application of the related proceeds from such transactions, as applicable. See "Notes to Unaudited Pro Forma Condensed Combined Statement of Income" in this prospectus supplement.

(4) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization and dividends on preferred stock net of tax. EBITDA is not a measure of operating income, operating performance or liquidity under generally accepted accounting principles (GAAP) in the United States. We include EBITDA because we understand it is used by some investors to determine a company's historical ability to service indebtedness, and because certain covenants in our borrowing arrangements are tied to similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP), as an indicator of our operating performance, or of cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. See the audited consolidated financial statements and related notes incorporated by reference in the accompanying prospectus for the cash used in and provided by operating activities.

                                  RISK FACTORS

     In considering whether to purchase our common stock, you should carefully consider all of the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below.

RISKS RELATED TO OUR BUSINESS

WE MAY ENCOUNTER DIFFICULTIES ARISING FROM INTEGRATING OUR ACQUISITION OF THE DMC(2) BUSINESSES.

     Our acquisition of the dmc(2) businesses gives rise to the necessity of integrating our various businesses in order to maximize the potential efficiencies of our combined operations. We expect to realize significant synergies and cost reduction opportunities from the combined operations, but there is no guarantee of how long it will take to realize all benefits from the integration of operations. Our management's attention to integration issues will add to the task of managing our combined operations and there may be significant costs associated with the integration. The success and cost of our integration efforts may be impacted by:

     - our ability to retain customers of the combined businesses;

     - our ability to retain key management personnel;

     - the increased scope, geographic diversity and complexity of our combined operations;

     - consolidation of specific operations as part of the overall integration process;

     - regulatory, political or social factors in the foreign jurisdictions in which the dmc(2) businesses are operated; and

     - our ability to meld different corporate cultures within the combined operations.

WE HAVE SUBSTANTIAL LEVERAGE, WHICH COULD RESTRICT OUR GROWTH OR OTHERWISE IMPAIR OUR ABILITY TO CONDUCT OUR BUSINESS.

     We incurred significant additional indebtedness in connection with our acquisition of the dmc(2) businesses, which has resulted in certain financial ratios, including our leverage and fixed charges coverage ratios, exceeding historical levels. As of December 31, 2001, we had approximately $830 million of outstanding long-term indebtedness and approximately $300 million of stockholders' equity.

     The degree to which we are leveraged could have important consequences, including the following:

     - a substantial portion of our cash flow must be dedicated to the payment of interest on our indebtedness, which may limit our ability to pursue other business opportunities, to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions or general corporate purposes, or to implement our business strategy;

     - our debt level and the possible related effects noted above could result in a downgrade of our credit rating, as discussed in the immediately following risk factor;

     - our operations are restricted by the agreements governing our long-term indebtedness, which contain certain financial and operating covenants;

     - we are vulnerable to increases in interest rates since indebtedness under our credit facilities is at variable rates of interest; and

     - our substantial degree of leverage could make us relatively more vulnerable in the event of a downturn in general economic conditions or in our business.

     Our ability to meet our operating expense requirements and to service our debt obligations will depend on our future financial performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot be certain that our future cash flow will be sufficient to allow us to meet all of our obligations. If we do not have enough money to meet our obligations, we may be required to refinance all or part of our existing debt, sell assets or borrow more money, and we may not be able to do so on commercially reasonable terms, if at all.

WE WOULD BE ADVERSELY AFFECTED IF OUR DEBT WERE DOWNGRADED.

     Our current credit ratings are BBB- by Standard & Poor's and Baa3 by Moody's, with a negative outlook. Factors relating to our business, as well as other factors beyond our control, may have a negative effect on our credit ratings, and we may not be able to maintain our present ratings or improve the outlook for those ratings. If our credit ratings were lowered to below investment grade, we and our material subsidiaries would be required to grant security interests in favor of the lenders under our credit facilities and the holders of our senior notes. This could impair our ability to obtain additional financing on commercially reasonable terms, if at all, and we would not be able to repurchase for cash any shares of our capital stock. If our credit rating is downgraded below BB by Standard & Poor's or Ba2 by Moody's, the agent under our accounts receivable securitization facility has the right to terminate the facility, which could adversely impact our liquidity and our ability to meet our liquidity requirements.

WE MAY NOT HAVE ACCESS TO CAPITAL IN THE FUTURE AND OUR CURRENT FINANCING ARRANGEMENTS MAY RESTRICT OUR ABILITY TO FINANCE OUR OPERATIONS AND CAPITAL NEEDS OR ENGAGE IN OTHER ACTIVITIES.

     We may need additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing financing arrangements. Our ability to obtain additional financing will depend upon a variety of factors, many of which are beyond our control. We may not be able to obtain additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or additional debt. In addition, equity financing may not be available on satisfactory terms or at all.

     The agreements governing our indebtedness include certain covenants that limit, under some circumstances, among other things:

     - the incurrence of additional indebtedness (including guarantees);

     - the payment of dividends on and the redemption or exchange of our capital stock;

     - certain sales of assets;

     - sale and leaseback transactions;

     - specific transactions with affiliates;

     - the creation of liens;

     - certain acquisitions, dispositions, consolidations, mergers, and transfers of all or substantially all of our assets; and

     - other restrictions with respect to our business activities.

Our debt agreements also require us to comply with financial covenants relating to, among other things, fixed charges coverage and leverage ratios. A breach of any of these covenants could result in a default under our debt agreements, which could cause all amounts outstanding under such debt agreements, together with accrued interest, to be immediately due and payable.

WE MAY FACE PRICE VOLATILITY OR FLUCTUATIONS IN THE SUPPLY OF OUR PRINCIPAL RAW MATERIALS.

     The primary raw materials we use in our business are titanium dioxide, resins, thermoplastic polymers, cobalt oxide, zinc oxide, zircon sand, borates, porcelain, silica, steric acid and tallow. Other important raw materials include silver, nickel, copper, palladium, platinum and other precious metals. The cost of raw materials fluctuates due to actual or perceived changes in supply and demand. We are generally able to pass increases in raw material prices through to our customers, although we may not be able to maintain at all times an appropriate differential between our product prices and raw material prices. In addition, we do have some exposure to cost fluctuations for precious metals held in inventory. Although we believe that the raw materials essential to our operations both in the United States and overseas are obtainable from multiple sources worldwide, we cannot assure you that we will be able to obtain suitable or cost-effective substitutes for our current suppliers. An interruption in the supply or an increase in the price of raw materials could have a material adverse effect on our business, financial condition and results of operations.

IF WE LOSE KEY PERSONNEL, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     Our success depends in part upon a number of key employees, including our senior management team, whose members have been involved in the specialty chemicals business for an average of approximately 23 years. The loss of the services of our key employees could have a materially adverse effect on our business. With the exception of our Chief Executive Officer, we do not have employment agreements with our key employees.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATION, WHICH MAY CAUSE US TO INCUR SIGNIFICANT COSTS AND LIABILITIES.

     We are subject to stringent laws and regulations relating to the environment, particularly with respect to plant wastes and emissions, and we have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. In addition, we have been, and may from time to time continue to be, subjected to claims for personal injury, property damages or natural resource damages made by third parties or regulators.

     On May 4, 1999, and December 16, 1999, the United States Environmental Protection Agency (U.S. EPA) issued Notices of Violation alleging that we violated various requirements of the Clean Air Act and related state laws in modifying and operating the Pyro-Chek(R) process. We completed the sale of assets relating to the Pyro-Chek(R) process and ceased production of Pyro-Chek(R) in June 2000. We have reached a settlement of this matter with the U.S. EPA, the State of Indiana and local authorities that resolves the issues raised. The settlement is subject to public notice and comment and then to approval by the United States District Court for the Northern District of Indiana. We cannot assure you that the settlement will be approved in the form proposed or at all.

     We and our international subsidiaries spent $5.8 million in capital expenditures for environmental control in 2001 and our best estimate of what we expect capital expenditures for environmental control to be in 2002 and 2003 is $4.9 million and $4.6 million, respectively. Our estimated capital expenditures for environmental matters are subject to evolving regulatory requirements and unforeseen enforcement actions or litigation. As a result, we can provide no assurance that our future costs and expenditures with respect to environmental matters will not be materially greater than our historical or estimated costs.

CHANGING SOCIAL, POLITICAL AND ECONOMIC CONDITIONS RELATING TO OUR FOREIGN OPERATIONS.

     A substantial part of our business occurs in foreign countries. We have subsidiaries that operate manufacturing and other facilities in Argentina, Australia, Belgium, Brazil, China, France, Germany, Indonesia, Italy, Japan, Mexico, the Netherlands, Portugal, Spain, South Korea, Taiwan, Thailand and Venezuela. During 2001, sales originating outside of the U.S. and Canada accounted for approximately 46% of our net sales. The additional risks of foreign operations include rapid changes in social, political and economic climates; changes in foreign and domestic taxation; lack of stable systems of law in some countries; susceptibility to loss of protection of patent rights and other intellectual property rights, expatriation laws adversely affecting international transfers of funds; nationalization of property; civil disturbances; war and other disruptions affecting operations. International operations and investments may also be negatively affected by laws and policies of the United States and other countries affecting international trade, investment and taxation. Certain social, political or economic events could materially and adversely impact our operating results and financial condition.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS AND NET INCOME.

     We operate our business in many different countries and market our products worldwide. Although most of our raw material purchases and product sales are transacted in U.S. dollars, certain assets, liabilities and transactions for our international subsidiaries are denominated in foreign currencies. In addition, fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency. Fluctuations in currency rates could adversely affect our operating results and net income.

THE CHEMICALS INDUSTRY IS CYCLICAL.

     A substantial portion of our revenue is attributable to products and markets that historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. Historically, the markets for some of our products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, resulting in oversupply and declining prices and margins. Future growth in demand for these products may not be sufficient to alleviate any then-existing conditions of excess industry capacity.

LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY.

     We rely on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect our intellectual property rights in our various lines of business. Our success may depend in part upon our ability to establish, protect and enforce intellectual property rights with respect to our patented technologies and proprietary rights and to defend against any claims of infringement, which involves complex legal, scientific and factual questions and uncertainties. If we are not able to protect our proprietary rights, the value of some of our technologies could be severely limited.

WE MAY NOT BE ABLE TO RESPOND EFFECTIVELY TO TECHNOLOGICAL CHANGES IN OUR INDUSTRY OR IN OUR CUSTOMERS' PRODUCTS.

     It is important that we maintain and enhance our technological capabilities, develop products and applications that satisfy evolving customer needs and deal with technological changes on a cost-effective and timely basis. Expenditures for research and development activities relating to the development or significant improvement of new and/or existing products, services and techniques (including the dmc(2) businesses subsequent to their acquisition) were approximately $30 million in 2001, $30 million in 2000 and $31 million in 1999. We may not have sufficient capital to continue to fund research and development costs at these or other appropriate levels in the future, which could hamper our ability to respond effectively to technological changes in our industry or in our customers' products.

STRIKES, WORK STOPPAGES, SLOWDOWNS AND THE INABILITY TO RENEW OUR EXISTING LABOR AGREEMENTS COULD NEGATIVELY AFFECT OUR BUSINESS.

     At December 31, 2001, we employed 9,348 full-time employees, including 6,493 employees in our foreign subsidiaries and affiliates and 2,855 employees in the United States. Approximately 29% of our domestic workforce is covered by labor agreements, and approximately 15% is affected by labor agreements that expire in 2002. We cannot assure you that our relations with the unionized portion of our workforce will remain positive. In the event of a strike, work stoppage or slowdown, we may not be able to meet the needs of our customers and our business, results of operations and financial condition could be negatively affected. In addition, we may not be able to negotiate new labor agreements as they expire on commercially reasonable terms or at all.

OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY ACTS OF TERRORISM.

     While we believe the consequences of recent acts of terrorism have not adversely impacted our businesses, political and economic instability that could result from these or future acts of terrorism may have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THE OFFERING

THE PRICE OF OUR STOCK IS SUBJECT TO FLUCTUATION, WHICH MAY MAKE IT MORE DIFFICULT TO REALIZE A GAIN ON YOUR INVESTMENT IN OUR COMMON STOCK.

     Various factors, such as general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the market of any of our significant customers, changes in governmental regulation or changes in securities analysts' estimates of our future performance or that of our competitors or our industry, could cause the market price of the common stock to fluctuate.

OUR STOCK PRICE MAY BE AFFECTED IF ADDITIONAL SHARES ARE SOLD.

     Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices and the price of our common stock and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 39,022,489 shares of common stock issued and outstanding (39,622,489 shares, if the underwriters fully exercise their over-allotment option). All of the shares sold in this offering, and any shares issued upon exercise of the underwriters' overallotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates.

     Subject to important exceptions described under "Underwriting," our executive officers and directors have agreed not to sell or transfer any common stock without the permission of Salomon Smith Barney Inc. for a period of 90 days from the date of this prospectus supplement. Our executive officers and directors who are subject to this lock-up will beneficially own, upon completion of this offering, approximately 2.2% of our common stock. Sales of a substantial number of shares of our common stock following the expiration of this lock-up period could cause our stock price to fall.

OUR GOVERNING DOCUMENTS AND OHIO LAW CONTAIN SOME PROVISIONS THAT MAY PREVENT OR MAKE MORE DIFFICULT AN ATTEMPT TO ACQUIRE US.

     Our articles of incorporation and code of regulations contain some provisions that may be deemed to have antitakeover effects, including a classified board of directors and the ability of the board to establish one or more series of preferred stock, having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as the board may fix, without further stockholder approval. We are an Ohio corporation and Ohio law contains provisions that are applicable in the context of a variety of transactions that could result in a change of control. We maintain a Shareholder Rights Plan pursuant to which each share of outstanding common stock also represents one right that, under specific circumstances, will entitle holders to purchase additional shares of common stock at a favorable price. The Shareholder Rights Plan and the other provisions discussed above may have antitakeover effects because they may delay, defer or prevent an unsolicited acquisition proposal that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their common stock over the then prevailing market price of such shares.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement (including information incorporated by reference in the accompanying prospectus) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our future financial condition or results of operations, objectives, plans, goals or future performance and business also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. In light of these risks and uncertainties, the forward-looking events might or might not occur. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect our future financial performance are described under "Risk Factors" and also include the following:

     - current and future economic conditions in the United States and worldwide, including continuing economic uncertainties in some or all of our major product markets;

     - the outcome of our efforts to integrate the dmc(2) businesses we acquired in 2001;

     - changes in customer requirements, markets or industries we serve;

     - changes in the prices of major raw materials or sources of energy;

     - risks related to fluctuating currency rates, changing legal, tax and regulatory requirements that affect our businesses and changing social and political conditions in the many countries in which we operate;

     - political or economic instability as a result of acts of terrorism or otherwise; and

     - our access to capital, primarily in the U.S. capital markets, and any restrictions placed on us by current or future financing arrangements.

     The risks and uncertainties identified above are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering, after deducting the applicable underwriting discount and other expenses payable by us, will be approximately $109.0 million, or $125.5 million if the underwriters exercise their over-allotment option in full (in each case, at an assumed offering price of $28.76 per share). We intend to use the net proceeds from this offering to permanently reduce part of the borrowings under the revolving credit portion of our existing senior credit facilities. The revolving credit facilities bear interest, at our election, at a rate equal to LIBOR or the greater of the prime rate established by National City Bank, Cleveland, Ohio and the Federal Funds effective rate plus 0.50%, plus, in each case, applicable margins. Borrowings under the revolving credit facilities were used to repay a portion of our borrowings under the capital markets short-term credit portion of our senior credit facility. Such borrowings were used in part to complete acquisitions over the past two years.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2001 on an actual basis, and as adjusted to give effect to this offering and the application of the estimated proceeds as described under "Use of Proceeds" above. The table should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus supplement and our consolidated financial statements incorporated by reference in the accompanying prospectus.

                                                                  DECEMBER 31, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (AMOUNTS IN THOUSANDS)
Cash and cash equivalents...................................  $   15,317    $   15,317
                                                              ==========    ==========
Debt:
  Senior credit facilities(1)...............................  $  475,555    $  366,555
  9.125% senior notes due 2009..............................     195,712       195,712
  7.125% debentures due 2028................................      54,448        54,448
  7.625% debentures due 2013................................      24,833        24,833
  8.00% debentures due 2025.................................      49,457        49,457
  7.375% debentures due 2015................................      24,950        24,950
  Notes and loans payable...................................      19,506        19,506
  Other debt................................................       4,785         4,785
                                                              ----------    ----------
     Total debt (including short-term debt).................     849,246       740,246
Total shareholders' equity..................................     300,386       409,386
                                                              ----------    ----------
Total capitalization........................................  $1,149,632    $1,149,632
                                                              ==========    ==========

---------------
(1) As of December 31, 2001, our senior credit facilities included revolving credit facilities and a capital markets term facility.

              PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND HISTORY

     Our common stock is listed on the New York Stock Exchange under the symbol "FOE." The number of shareholders of record of our common stock was 2,039 as of April 25, 2002. Information relating to the recent price and dividend history of our common stock follows:

                                                           PRICE RANGE OF
                                                            COMMON STOCK      DIVIDENDS
                                                          ----------------    DECLARED
                                                           HIGH      LOW      PER SHARE
                                                          ------    ------    ---------
YEAR ENDED DECEMBER 31, 2000
  1st Quarter...........................................  $23.50    $17.31     $0.145
  2nd Quarter...........................................   25.13     17.81      0.145
  3rd Quarter...........................................   23.88     17.63      0.145
  4th Quarter...........................................   23.25     18.44      0.145

YEAR ENDED DECEMBER 31, 2001
  1st Quarter...........................................  $24.70    $19.93     $0.145
  2nd Quarter...........................................   22.84     19.41      0.145
  3rd Quarter...........................................   23.84     20.90      0.145
  4th Quarter...........................................   26.50     21.20      0.145

YEAR ENDED DECEMBER 31, 2002
  1st Quarter...........................................  $29.14    $23.76     $0.145
  2nd Quarter (through April 26, 2002)..................   29.98     27.17      0.145

     Payment of dividends is made at the discretion of our board of directors and depends upon our financial condition, operating results, capital requirements and other factors our board of directors deems relevant. Our senior credit facilities and the indenture governing our senior notes contain provisions that, in some circumstances, could limit our ability to pay dividends.

                          DESCRIPTION OF COMMON STOCK

     We are authorized to issue up to 300,000,000 shares of common stock, par value $1.00 per share. For a description of the terms of our common stock, see "Description of Common Stock" in the accompanying prospectus.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

     The following unaudited pro forma condensed combined statement of income has been prepared in accordance with U.S. GAAP. This statement gives pro forma effect to the dmc(2) acquisition, the borrowing of funds under our credit facilities in connection with the dmc(2) acquisition, our issuance of senior notes in December 2001, this offering of common stock and application of the net proceeds from such transactions, as applicable, as if each had occurred on January 1, 2001. You should read this unaudited pro forma condensed combined statement of income in conjunction with our consolidated historical financial statements and related notes incorporated by reference into the accompanying prospectus. The unaudited pro forma condensed combined statement of income includes preliminary estimates with respect to the allocation of the purchase price for the dmc(2) acquisition and other assumptions that management believes are reasonable. The pro forma results are not necessarily indicative of the results that would have occurred if the above transactions had taken place on the date indicated, or which may result in the future.

                        YEAR ENDED DECEMBER 31, 2001(1)

                                          DMC(2)       ACQUISITION AND     PRO FORMA FOR        EQUITY
                           FERRO        BUSINESSES      SENIOR NOTES      ACQUISITION AND      OFFERING      PRO FORMA
                       HISTORICAL(2)   HISTORICAL(3)   ADJUSTMENTS(4)      SENIOR NOTES     ADJUSTMENTS(4)    COMBINED
                       -------------   -------------   ---------------    ---------------   --------------   ----------
                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............   $1,501,059       $324,882          $    --          $1,825,941         $    --       $1,825,941
Cost of sales........    1,133,676        233,843           (2,800)(a)       1,364,719              --        1,364,719
Selling,
  administrative and
  general
  expenses...........      282,995         93,896           (4,250)(b)         372,641              --          372,641
Other charges
  (income):
  Interest expense...       37,976          5,111           27,844(c,d,f)       70,931          (6,348)(g)       64,583
  Foreign currency
    transactions.....      (19,826)          (204)              --             (20,030)             --          (20,030)
  Other income/
    expense--net.....        4,772            671               --               5,443              --            5,443
                        ----------       --------          -------          ----------         -------       ----------
Income (loss) before
  taxes..............       61,466         (8,435)         (20,794)             32,237           6,348           38,585
Income tax expense
  (benefit)..........       22,269           (427)          (9,066)(e)          12,776           2,298(h)        15,074
                        ----------       --------          -------          ----------         -------       ----------
Net income (loss)....       39,197         (8,008)         (11,728)             19,461           4,050           23,511
                                         ========          =======                             =======
Dividend on preferred
  stock, net of
  tax................        3,078                                               3,078                            3,078
                        ----------                                          ----------                       ----------
Net income (loss)
  available to common
  shareholders.......   $   36,119                                          $   16,383                       $   20,433
                        ==========                                          ==========                       ==========
Weighted average
  number of common
  shares
  outstanding........       34,246                                              34,246                           38,246
Net income per common
  share..............   $     1.05                                          $     0.48                       $     0.53
                        ==========                                          ==========                       ==========
Weighted average
  number of common
  shares
  outstanding --
  assuming
  dilution...........       37,119                                              34,631                           38,631
                        ==========                                          ==========                       ==========
Net income per common
  share -- assuming
  dilution...........   $     1.04                                          $     0.47                       $     0.53
                        ==========                                          ==========                       ==========

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

NOTE 1 -- BASIS OF PRESENTATION

     The unaudited pro forma condensed combined statement of income for the year ended December 31, 2001 has been prepared assuming that the dmc(2) acquisition, the borrowing of funds under our credit facilities in connection with the dmc(2) acquisition, our issuance of senior notes in December 2001, this offering of common stock and application of the net proceeds from such transactions, as applicable, as if each had occurred on January 1, 2001.

     The amounts shown for the dmc(2) businesses in the unaudited pro forma condensed combined statements of income have been derived from the unaudited income statement for the eight months ended August 31, 2001 of the dmc(2) businesses (as adjusted to give effect to the differences between German GAAP and U.S. GAAP). The results of operations of the dmc(2) businesses for the four months ended December 31, 2001 are included in the Ferro historical period for the year ended December 31, 2001. In addition, the amounts are presented in U.S. dollars using an average exchange rate of .4540 U.S. dollars per German mark for the eight months ended August 31, 2001.

NOTE 2 -- FERRO HISTORICAL RESULTS

     Includes the results of operations of the dmc(2) businesses from September 1, 2001, the effective date of the acquisition.

NOTE 3 -- dmc(2) HISTORICAL RESULTS

     Represents results of the dmc(2) businesses for the eight months ended August 31, 2001.

NOTE 4 -- PRO FORMA ADJUSTMENTS

     a. Adjustment results from a decrease in depreciation expense to reflect a change for the dmc(2) businesses from accelerated depreciation to straight-line depreciation over an average remaining useful life of ten years. The pro forma depreciation expense is based on the estimated fair market value of property, plant, and equipment of the dmc(2) businesses.

     b. Adjustment eliminates amortization of goodwill in historical statements of the dmc(2) businesses under provisions of Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangible Assets."

     c. Adjustment of $(4,467) eliminates the interest expense related to debt not assumed in the acquisition.

     d. Adjustment of $13,924 recognizes additional interest expense on acquisition debt at variable interest rates. The weighted average variable interest rate used on the acquisition debt was 5.82% for the year ended December 31, 2001.

     e. Adjustment recognizes income tax effects on above adjustments at the effective tax rate. Item b is not recognized as a tax benefit for income tax purposes.

     f. Adjustment of $18,387 recognizes (i) additional interest expense, including amortization of underwriting and original issue discount, at an effective interest rate of 9.53% and (ii) amortization of other transaction fees and expenses, in each case related to the sale of the notes issued in December 2001 and eliminates interest expense at rates specified in item d related to the reduction of the capital markets term facility.

     g. Adjustment eliminates interest expense, at a weighted average variable rate of 5.82% for the year ended December 31, 2001, related to the sale of stock offered hereby (at an assumed offering price of $28.76 per share without giving effect to the exercise of the over-allotment option) and use of net proceeds to reduce debt under the revolving credit facilities.

     h. Adjustment recognizes income tax effects on adjustment item g at the effective tax rate.

                            SELECTED FINANCIAL DATA

     The following table sets forth our selected historical financial data for each of the years in the five-year period ended December 31, 2001. We derived certain of our selected historical financial data from our audited consolidated financial statements for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements incorporated by reference in the accompanying prospectus. The following selected historical data reflects the operations of the dmc(2) businesses subsequent to September 1, 2001.

                                                      YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                      1997         1998         1999         2000       2001(3)
                                   ----------   ----------   ----------   ----------   ----------
                                      (AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................  $1,381,280   $1,361,844   $1,355,283   $1,447,284   $1,501,059
Cost of sales....................   1,028,069      997,583      976,877    1,053,220    1,133,676
Selling, administrative and
  general expenses...............     233,674      235,155      241,830      254,595      282,995
Realignment charge...............     152,790           --           --           --           --
Other charges (income):
  Interest expense...............      12,163       15,284       18,343       24,925       37,976
  Foreign currency
     transactions................      (2,246)        (944)      (1,561)      (2,422)     (19,826)
  Other income/expense -- net....       5,300        4,285        3,680          351        4,772
                                   ----------   ----------   ----------   ----------   ----------
Income (loss) before taxes.......     (48,470)     110,481      116,114      116,615       61,466
Income tax expense (benefit).....     (11,193)      41,199       43,099       43,476       22,269
                                   ----------   ----------   ----------   ----------   ----------
Net income (loss)................     (37,277)      69,282       73,015       73,139       39,197
Dividend on preferred stock, net
  of tax.........................       3,757        3,789        3,747        3,460        3,078
                                   ----------   ----------   ----------   ----------   ----------
Net income (loss) available to
  common shareholders............  $  (41,034)  $   65,493   $   69,268   $   69,679   $   36,119
                                   ==========   ==========   ==========   ==========   ==========
Return on Average Shareholders'
  Equity:........................          --         24.9%        25.2%        24.1%        12.9%
PER COMMON SHARE DATA:(1)
  Diluted earnings (loss)........  $    (1.08)  $     1.67   $     1.85   $     1.92   $     1.04
  Cash dividends.................        0.43        0.495         0.55         0.58         0.58
BALANCE SHEET DATA:
Current assets...................  $  426,686   $  450,194   $  487,986   $  436,248   $  600,580
Current liabilities..............     260,199      260,829      317,421      341,799      405,226
                                   ----------   ----------   ----------   ----------   ----------
  Working capital................     166,487      189,365      170,565       94,449      195,354
Net property, plant and
  equipment......................     240,180      272,735      330,393      425,728      624,463
Total assets.....................     785,679      849,165      971,750    1,127,005    1,732,559
Long-term debt, excluding current
  portion........................     102,020      156,283      236,794      350,781      829,740
Shareholders' equity.............     273,151      283,261      296,995      309,158      300,386

                                                      YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                      1997         1998         1999         2000       2001(3)
                                   ----------   ----------   ----------   ----------   ----------
                                      (AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
OTHER DATA:
Capital expenditures.............  $   45,129   $   60,274   $   76,244   $   65,405   $   53,808
Depreciation and amortization....      44,975       43,122       48,501       50,352       67,785
EBITDA(2)........................       8,668      168,887      182,958      191,892      167,227
Cash flow from operations........     130,283       80,031      127,155      114,451      219,436

---------------
(1) Diluted earnings per share are based on a weighted average of common shares outstanding and reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 3-for-2 stock split in November 1997.

(2) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization and dividends on preferred stock net of tax. EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. We include EBITDA because we understand it is used by some investors to determine a company's historical ability to service indebtedness, and because certain covenants in our borrowing arrangements are tied to similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP), as an indicator of our operating performance, or of cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. See the audited consolidated financial statements and related notes incorporated by reference in the accompanying prospectus for the cash used in and provided by operating activities.

(3) Includes the results of operations of the dmc(2) businesses from September 1, 2001, the effective date of the acquisition.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the historical audited consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

OVERVIEW

     In early 1999, management adopted strategies to create profitable growth and expand on our market leadership positions. In the three-year period ending in 2001, we completed seven acquisitions and divested two businesses, and allocated resources among the businesses with an emphasis on generating profitable growth. An important element in executing these strategies was the acquisition of the dmc(2) businesses on September 7, 2001. We expect this transaction to contribute significantly to repositioning our portfolio toward higher growth businesses, solidifying our leading market position in core businesses and furthering our geographic diversity.

     With the completion of the dmc(2) acquisition in 2001 and with weaker economic conditions emerging throughout the year, all of our businesses have focused on cost reduction and cash flow generation. As a result, cash flows generated from operations totaled $219.4 million in 2001, an increase of 91.7% compared with 2000. This allowed us to reduce borrowings by approximately $124.2 million in 2001, before considering leverage added by acquisitions, despite the weakening economic conditions and the resulting reduction of earnings in 2001.

     Since the dmc(2) acquisition, we have continued our efforts to reduce working capital and maximize cash flows to mitigate, in part, the impact of economic conditions on results of operations. In the near term, our primary focus will be to capitalize on the synergies available from integrating the dmc(2) businesses. We believe that significant cost savings can be achieved through eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies. We expect that ongoing efforts to integrate the dmc(2) businesses will likely result in severance and plant consolidation charges throughout 2002.

     Despite some recent signs of economic recovery, we are continuing our aggressive cost containment measures. These efforts, combined with expected synergies from the dmc(2) acquisition, should further improve our cost position in 2002 and thereafter. In addition, due to recent trends and events, we expect that certain costs, including insurance, health care and pension expenses, will increase in 2002, offsetting, in part, the benefits of the cost reduction efforts in the near term.

     Factors that could adversely affect our future financial performance include any deterioration in economic conditions over the near term or a possible delay in economic recovery, increases in raw material prices, unfavorable currency rate fluctuations, increases in interest rates and unexpected difficulties in integrating the dmc(2) businesses.

RESULTS OF OPERATIONS

  COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000

     Consolidated net sales of $1.50 billion for 2001 represents an all-time record level of revenue for us, and a 3.7% increase over the 2000 level. Sales for 2001 were aided by acquisition growth, including the acquisition of the dmc(2) businesses in September 2001. Excluding acquisitions, sales would have declined due to lower sales volumes (particularly in the United States), $22.3 million of negative currency translation and a divestiture completed in 2000. Sales were adversely affected by the worldwide economic decline, and particularly by the weakness in the United States durable goods and construction markets, and in the worldwide electronic materials markets.

     Gross margin as a percent of sales was 24.5% in 2001 compared with 27.2% for 2000. Lower gross margins were a result of lower sales and production volumes (particularly in the operations in the United

States), our inventory reduction program (which further reduced capacity utilization), higher energy costs, and charges related to employment cost reduction programs and integration and inventory costs related to the dmc(2) acquisition.

     Selling, administrative and general expenses were $283.0 million, or 18.9% of sales, compared with $254.6 million, or 17.6% of sales, for 2000. Selling, administrative and general costs associated with acquisitions completed over the past two years, and severance and integration costs, resulted in the higher expense levels during 2001.

     Interest expense for 2001 increased as compared with 2000 due to the substantial increase in total indebtedness resulting from acquisitions completed in 2000 and 2001, partially offset by declines in variable interest rates. We benefited from low variable interest rates in 2001 and, at December 31, 2001, continued to have a significant component of our indebtedness with variable rate instruments. If interest rates were to rise significantly, we could incur a significant increase in interest expense.

     Currency gains increased significantly in 2001 as a result of forward contracts initiated for purposes of mitigating the effects of currency movements on the cash flow requirements of the dmc(2) acquisition. Subsequent strengthening of the euro resulted in the realization of approximately $16.9 million of foreign currency gains in the third quarter of 2001. We have used and continue to use certain foreign currency instruments to offset the effect of changing exchange rates on foreign subsidiary earnings. Such contracts are accounted for at market value and reported gains or losses will vary based on movement in currency rates.

     Other expense increased due to costs associated with our accounts receivable securitization program, initiated in the fourth quarter of 2000, and the costs associated with the financing of the dmc(2) acquisition. Diluted earnings per share were $1.04 for 2001, down from $1.92 for 2000. The lower earnings per share reflect the weakening economic conditions throughout 2001, particularly in the United States.

     Segment Results. Coatings sales for 2001 were $920.7 million, compared with sales of $878.5 million for 2000. Growth from acquisitions was offset by lower sales volume in North America and weakness during the year of the euro versus the U.S. dollar. Foreign currency translation reduced segment sales by $17.3 million in 2001 versus 2000. Segment income was $71.1 million compared with $99.5 million reported in 2000. Lower segment earnings were a result of lower volumes in the United States, the weakening of the euro, higher energy costs, reduced capacity utilization in connection with our inventory reduction programs and a substantial decline in the electronic materials markets worldwide.

     Performance Chemicals sales were $580.4 million, up 2.0% from sales of $568.8 million for 2000. Acquisitions completed in 2000 were the primary driver of the higher sales for 2001, which were offset by lower volumes, particularly in operations serving the durable goods and construction markets in the United States. Segment income was $39.1 million compared with $54.9 million for 2000. The decline in earnings reflects lower capacity utilization and volumes in the United States durable goods and construction markets.

     Geographic Sales. Sales in the United States and Canada were $814.9 million for 2001, compared with $849.5 million for 2000, a decline of 4.1%. The sales decline reflects the general slowing of the United States economy, particularly in the durable goods, electronic materials and construction markets. International sales were $686.2 million for 2001, compared with $597.8 million for 2000. International sales growth was driven primarily by acquisitions, and was partially offset by the negative impact of foreign currency translation of $22.3 million.

     Cash Flows. Net cash provided by operating activities for the year ended December 31, 2001 was $219.4 million, compared with $114.5 million for 2000. The increase in cash flows reflects a substantial reduction in working capital during 2001 as management emphasized cash flow generation to be used for debt reduction. Cash used for investing activities was $560.4 million in 2001 (including $513.1 million for acquisitions) and $282.1 million in 2000 (including $210.6 million for acquisitions/divestitures). Investing activities in 2001 reflect lower capital expenditures but a higher level of acquisition activity. Net cash provided by financing activities was $357.3 million in 2001 compared with $162.5 million in 2000. The increase in 2001 reflects the financing of the dmc2 acquisition.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 1999

     Consolidated net sales of $1.45 billion for 2000 increased 6.8% compared with 1999 net sales. The increase in sales was led by volume improvement of 11.2%. Approximately a third of the volume growth came from existing businesses and the rest from acquisitions. This volume growth, combined with slightly positive price and mix of products sold, was enough to offset the impact of foreign currency translation and divestitures. The strengthening of the U.S. dollar against foreign currencies reduced sales by 4.2%, or $56.3 million, during 2000. Divestitures also reduced sales revenues by 1.0%, which included the mid-year sale of the Pyro-Chek(R) flame retardant business.

     Gross margin as a percent of sales was 27.2% compared with 27.9% in 1999. Increases in raw material and energy costs reduced margins during the year. Petroleum-based raw materials, such as polypropylene and polystyrene, increased significantly in 2000. Additionally, due to weaker European currencies, U.S. dollar-based raw materials purchased in Europe increased costs in the region.

     Selling, administrative and general expenses increased to $254.6 million compared with $241.8 million in 1999, primarily due to acquisitions completed in 1999 and 2000. Selling, administrative and general expenses as a percentage of sales declined to 17.6%, compared with 17.8% in 1999.

     The increase in interest expense from $18.3 million in 1999 to $24.9 million in 2000 is attributable to the funding of five acquisitions completed over the prior two years. Foreign currency gains, which vary depending on relative changes in exchange rates, were $2.4 million in 2000. These represent gains on option contracts used to offset the effect of changes in currency rates on the earnings of selected foreign subsidiaries.

     Other expense declined in the year 2000 due to gains on our sale of assets and the Pyro-Chek(R) flame retardant business and lower other expenses.

     Net income increased to $73.1 million in 2000 compared with $73.0 million recorded in 1999. Diluted earnings per share increased by 3.8% to $1.92 compared with $1.85 in 1999. The increase in earnings per share reflects shares repurchased during 2000 and 1999.

     Segment Results. Coatings segment sales were $878.5 million, an increase of 8.4% compared with 1999. Sales increased on volume improvement, driven by the tile and electronic materials businesses, and from acquisitions. The segment also recorded strong growth in international operations. Offsetting this growth was the effect of a stronger U.S. dollar versus foreign currencies. Negative foreign currency translation reduced sales revenues by more than 5%, or $44.5 million, in the Coatings segment. Coatings segment income increased 5.6% to $99.5 million compared with $94.2 million in 1999. The improvement in segment income was driven primarily by the electronic materials business, and was partially offset by foreign currency translation, higher energy costs and the effect of U.S. dollar-based raw material purchases in Europe.

     Performance Chemicals sales were $568.8 million, 4.4% higher than in 1999. Two acquisitions completed in 2000 made the most significant contribution to the sales improvement. The contribution from acquisitions was partially offset by negative foreign currency translation and the sale of our Pyro-Chek(R) flame retardant business. Performance Chemicals segment income was $54.9 million compared with $59.4 million in 1999. The decline in segment income was primarily due to the impact of higher raw material costs in the plastics business and higher energy costs.

     Cash Flows. Net cash provided by operating activities was $114.5 million in 2000, compared with $127.2 million recorded in 1999. The decrease in cash provided by operating activities was due primarily to an increase in accounts payable in 1999 driven by capital projects. Net cash used for investing activities increased to $282.1 million in 2000, compared with $191.6 million in 1999 due to higher acquisition activity in 2000. Net cash provided by financing activities was $162.5 million in 2000 compared with

$59.4 million provided in 1999. The change in net cash from financing activities was principally due to funding of acquisitions completed in 2000 and to a receivables securitization that was initiated in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity requirements include capital investments, working capital requirements, and debt service. We expect to be able to meet our liquidity requirements from cash and cash equivalents, cash flow from operations and use of our credit facilities or long-term borrowings. We have a $560.0 million revolving credit facility, of which $372.0 million was outstanding as of December 31, 2001. We also have an accounts receivable securitization facility under which we may receive advances of up to $150.0 million, subject to the level of qualifying accounts receivable. At December 31, 2001, $65.3 million was advanced under this facility, and under Generally Accepted Accounting Principles neither the amounts advanced nor the corresponding receivables sold are reflected in our consolidated balance sheet. At December 31, 2001, we had $103.6 million outstanding under a capital markets facility that was subsequently retired on January 14, 2002, using additional borrowings under our revolving credit facility, effectively reducing available liquidity under that facility by a like amount.

     Our obligations under the revolving credit facilities are unsecured; however, if our senior debt ceases to be rated as investment grade by either Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Rating Group (S&P), we and our material subsidiaries must grant security interests in our, and their, principal manufacturing properties, pledge 100% of the stock of material domestic subsidiaries and pledge 65% of the stock of material foreign subsidiaries, in each case, in favor of our lenders under such facilities. In that event, liens on principal domestic manufacturing properties and the stock of domestic subsidiaries will be shared with the holders of our senior notes and debentures and trust notes and trust certificates issued under a leveraged lease program. The accounts receivable securitization facility contains a provision under which the agent can terminate the facility if our senior credit rating is downgraded below BB by S&P or Ba2 by Moody's.

     Our credit facilities contain customary operating covenants that limit our ability to engage in certain activities, including acquisitions. Several of the covenants contain additional restrictions based upon the ratio of total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the credit facilities) or in the event our senior debt ceases to be rated investment grade by either Moody's or S&P. The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. Our ability to meet these covenants in the future may be affected by events beyond our control, including prevailing economic, financial and market conditions and their effect on our financial position and results of operations. We do have several options available to mitigate these circumstances, including selected asset sales and the issuance of additional capital.

     Maturities of amounts outstanding under long-term debt arrangements, the accounts receivable securitization and a leveraged lease program at December 31, 2001 were $105.1 million in 2003; $0.9 million in 2004; $91.1 million in 2005;
$372.8 million in 2006 and $350.2 million thereafter. At December 31, 2001, future minimum lease payments under noncancelable operating leases are $13.3 million in 2002, $11.9 million in 2003, $6.6 million in 2004, $5.8 million in 2005, $3.5 million in 2006 and $9.5 million thereafter.

     Our level of debt and debt service requirements could have important consequences for normal business operations and uses of cash flow. However, we do have a $560.0 million revolving credit facility, of which approximately $437.3 million was drawn as of January 15, 2002, following retirement of the capital markets facility. This liquidity, along with the liquidity from our asset securitization program, should allow us to meet our funding requirements. We also have potential liquidity requirements related to contingent liabilities as described further in Note 9 to the consolidated financial statements in our annual report for 2001, which is incorporated by reference in the accompanying prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risks is primarily limited to interest rate and foreign currency fluctuation risks. Our exposure to interest rate risk relates primarily to our debt portfolio, including off balance sheet obligations under our accounts receivable securitization program. Our interest rate risk management objectives are to limit the effect of interest rate changes on earnings, cash flows and overall borrowing costs. To limit interest rate risk on borrowings, we maintain a percentage of fixed and variable rate debt within defined parameters. In managing the percentage of fixed versus variable rate debt, consideration is given the interest rate environment and forecasted cash flows. This policy limits exposure from rising interest rates and allows us to benefit during periods of falling rates. Our interest rate exposure is generally limited to the amounts outstanding under the revolving credit facilities and amounts outstanding under our receivables securitization program. Based on the total amount of variable rate indebtedness outstanding at December 31, 2001 and 2000, a 1.0% change in short-term interest rates would have resulted in a $6.0 million and a $3.8 million change in expense, respectively.

     At December 31, 2001, we had $349.4 million of fixed rate debt outstanding with an average interest rate of 8.4%, all maturing after 2006. The fair market value of these debt securities was approximately $329.6 million at December 31, 2001.

     We manage exposures to changing foreign currency exchange rates principally through the purchase of put options on currencies and forward foreign exchange contracts. Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. Our primary foreign currency market exposure is the euro. Foreign subsidiaries also mitigate the risk of currency fluctuations on the cost of raw materials denominated in U.S. dollars through the purchase of U.S. dollars to cover the future payable. A 10.0% appreciation of the U.S. dollar versus the corresponding currencies would have resulted in a $2.2 million and $2.6 million increase in the fair value of these contracts in the aggregate at December 31, 2001 and 2000, respectively. A 10.0% depreciation of the U.S. dollar would have resulted in a $1.7 million and a $2.0 million decline in the value of the contracts in the aggregate at December 31, 2001 and 2000, respectively.

     In September 2001, we completed the acquisition of the dmc(2) businesses. This acquisition increases our exposure to fluctuations in foreign currencies versus the U.S. dollar, particularly in Europe and Asia. At December 31, 2001, we had forward contracts to sell euros for U.S. dollars in a notional amount of $7.5 million at an average rate of $0.89/euro, and outstanding put options to sell euros for U.S. dollars having a notional amount of $9.3 million and an average strike price of $0.90/euro. These forward and futures contracts had a net fair value of approximately $201,000. We also had forward contracts to sell other currencies with an aggregate notional amount of $9.7 million and a net fair value of $(626,000).

ACCOUNTING POLICIES AND IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     Our accounting policies and practices are described in Note 1, "Summary of Significant Accounting Policies," to the consolidated financial statements in our annual report for 2001, which is incorporated by reference in the accompanying prospectus. Application of our accounting policies requires judgments on behalf of management and incorporates expectations about future events. Reserves and accruals established for possible losses on collection of accounts and trade note receivables, valuation of inventories at the lower of cost or market, environmental matters, litigation, impairment of assets, pension and post-retirement benefits and valuation of deferred tax assets require considerable judgment. Management uses all available facts and circumstances, including the advice of outside experts, in establishing accruals or reserves for the above-described matters. Changes in the assumptions used in developing such reserves or accruals could cause the ultimate costs to differ from the estimates established.

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, tested for impairment at least annually in accordance with the provisions of Statement 142. We adopted the provisions of Statements 141 and 142 as discussed in Note 1 to the consolidated financial statements in our annual report for 2001, which is incorporated by reference in the accompanying prospectus, and adopted the remaining provisions of Statements 141 and 142 effective January 1, 2002.

     At January 1, 2002, we had unamortized goodwill and intangibles of approximately $405.3 million, subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and intangibles was approximately $8.2 million for the year ended December 31, 2001. Based on analysis performed, management believes that the adoption of Statements 141 and 142 will not result in material transitional adjustments.

     In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement 143 is effective for fiscal years beginning after June 15, 2002. Management is evaluating the effect of this statement on our results of operations and financial position.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective prospectively for fiscal years beginning after December 15, 2001. Statement 144 supersedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 (APB 30), "Reporting the Results of
Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30) for the disposal of a segment of business (as previously defined under Opinion 30). FASB issued Statement 144 to establish a single accounting model for long-lived assets to be disposed of by sale. Statement 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. Management does not expect Statement 144 to have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading producer of a diverse array of performance materials sold to a broad range of manufacturers in approximately 30 markets throughout the world. We apply certain core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes, and additives for the glass market; specialty plastic compounds and colors; and polymer additives. Our products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. Our performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results and performance they achieve in actual use.

     We have leading market positions in businesses that accounted for approximately 73% of 2001 net sales. For example, we are among the world's largest suppliers of ceramic glaze and color, porcelain enamel coatings, specialty colorants, powder coatings, and glass additives. We are a worldwide leader in the production of passive electronic materials, and we believe we are currently the only merchant manufacturer of all the primary components (electrodes, dielectrics, and termination pastes) of multi-layer capacitors. We hold a leading market position in North America for PVC specialty additives and modifiers.

     Our products are traditionally used in markets such as electronics, appliances, automotive, building and renovation, household furnishings, construction, industrial products, pharmaceuticals, telecommunications and transportation. Our leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our customer base is also well-diversified both geographically and by end-market.

     The diversity of our products, customers, and end-markets serves to stabilize our ongoing financial results. After giving effect to the dmc(2) acquisition, our pro forma net sales for the year ended December 31, 2001 would have been $1,826 million.

ACQUISITION HISTORY

     Over the last four years, we have completed seven significant acquisitions, six of which have been fully integrated. The acquired businesses have been highly complementary of our existing businesses, allowing us to realize synergies and generate strong cash flows from operations.

     In May 1998, we acquired the assets of Ningbo Powder Coatings Company Ltd., located in the People's Republic of China, which established our first manufacturing base in that country and allowed us to serve certain multi-national customers on a global basis. In March 1999, we acquired Advanced Polymer Compounding Company, a supplier of high-performance thermoplastic elastomers and engineering plastic compounds. This transaction served to add a niche, value-added product to our performance chemicals business. In July of 1999, we acquired TAM Ceramics Inc., a supplier of dielectric powders for the electronics market and zircon-based ceramics powders for a variety of uses. This acquisition complemented our manufacturing and technology strengths in serving the passive electronic components market generally, and the multi-layer capacitors segment in particular.

     During the year 2000, we completed three acquisitions. In August 2000, we purchased the polymer modifiers business and related manufacturing facilities of Solutia Inc. The polymer modifiers business is a key global producer of specialty plasticizers and other modifiers used in the production of a variety of plastics. This acquisition was highly synergistic with our existing polymer additives business and provided that business with two manufacturing facilities in Europe and an accompanying distribution channel for all the business products in the European community. In November 2000, we acquired Pfanstiehl Laboratories, which produces a broad range of fine chemicals including advanced pharmaceutical intermediates, active pharmaceutical ingredients, high potency compounds and dietary supplements, and food and cosmetic additives. The Pfanstiehl acquisition complemented our existing capabilities in fine chemicals and greatly strengthened our product offering to the pharmaceutical market. In December 2000, we purchased EMCA-Remex from National Starch and Chemical Company. EMCA-Remex specializes in the production of thick film pastes for hybrid microelectronics and was highly synergistic with our electronic materials business.

     On September 7, 2001, we purchased the dmc(2) businesses for approximately $525 million in cash. The dmc(2) businesses produce materials for passive electronic components; organic and inorganic pigments and colors for ceramics, plastic, and glass; enamels, pastes, and additives for the glass market; and ceramic coatings for structural ceramics and sanitaryware. The dmc(2) businesses' products are manufactured in 15 countries around the world and are used primarily in markets we traditionally serve.

     The acquisition of the dmc(2) businesses expanded our geographic reach and enhanced our product capabilities in three core businesses:

     - Electronic Materials -- doubling our electronic materials business and adding critical metals technology and manufacturing capabilities;

     - Color and Glass Performance Materials -- significantly increasing the size of and strengthening our technology and competitive presence in this high-margin business; and

     - Tile Coatings Systems -- complementing our manufacturing capabilities and broadening our presence in Asia and Southern Europe.

     We initially established a target of $35 million of cost savings from the integration of the dmc(2) businesses, to be achieved by eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies. As of March 31, 2002, we had implemented programs to realize cost savings that approach the original $35 million target on an annualized basis. We are also continuing our efforts to capture further cost savings during the balance of 2002 and in 2003.

PRODUCTS AND MARKETS

     Many end-product companies, interested in outsourcing the production of complex, high-valued chemicals, turn to us for fast response and technical skills in producing a variety of chemicals. We are able to meet these needs through our diverse product offering, technical expertise, and global reach.

     As described below, we have two financial reporting segments: Coatings and Performance Chemicals.

  COATINGS SEGMENT

     The following table outlines the key business units in our Coatings segment, its products, and key markets served.

        BUSINESS UNITS                     PRODUCTS                      KEY MARKETS
        --------------                     --------                      -----------
Tile Coatings                   Ceramic glaze coatings,         Tile, sanitaryware, industrial
                                ceramic colors, decorative      and commercial machinery,
                                materials, kiln furniture,      electronics, transportation
                                grinding media, structural      equipment, telecommunications
                                ceramics
Color and Glass Performance     Inorganic pigments, forehearth  Paint and plastics, glass
  Materials                     color, glass decorating         packaging, tableware, fine
                                enamels, specialty glazes       china, roof tile, appliances,
                                                                automotive, architectural
Electronic Materials            Electronic and specialty        Electronics,
                                glasses, ceramic dielectric     telecommunications, computers,
                                powders, thick film pastes and  automotive, ophthalmic
                                tapes, surface finishing        lenses/precision optics,
                                compounds                       military and defense aerospace
Industrial Coatings             Powder coatings, porcelain      Appliances, cookware,
                                enamel coatings                 sanitaryware, architectural,
                                                                automotive, industrial

     Tile Coatings Systems. We believe we are one of the world's leading suppliers of ceramic glaze coatings to manufacturers of ceramics, from floor/wall tile to sanitaryware, and have developed groundbreaking ink-jet technology applications for decorating tile. We are also a major supplier of kiln furniture, grinding media, and structural ceramics to more than 30 markets throughout the world. We offer a complete line of frits, glazes and colors, including frits for single, fast-fire and third-fire tile production.

     As a leading worldwide resource in ceramics, we continuously develop new products to meet customer needs. Not only can we provide products customers need, we also offer technology, expertise and manufacturing know-how in the form of customer support. Through our Ceramic Design and Development Center (located in the world tile capitals of Spain and Italy), we pull together the resources customers need. These experienced specialists work with customers at any point in the initial design phase through actual tile production.

     Color and Glass Performance Materials. Our color and glass performance materials business makes and markets worldwide a broad line of mixed metal oxide pigments for use in plastic packaging, PVC products such as vinyl siding, engineering plastics for the automotive and electronic markets and industrial paints and coatings for a wide variety of end uses ranging from farm and industrial equipment to coil coating. We have also developed a wide range of formulations for food packaging according to Food & Drug Administration regulations, which only allow selected pigment types to be used in food contact applications.

     We are a global supplier of decorative colors, precious metals preparations, highly fusible special coatings for ceramics surfaces, and inorganic pigments for coloring plastic and ceramics. We produce specialty pigments and colorants for the dinnerware, paint, and plastic markets. Our business is a global leader in products for ceramic decoration of tableware and art ceramics, using lead- and cadmium-free technology, computer based color separation systems, and UV curable color pastes. The pigments and special coatings unit is a supplier of stains for tableware and art ceramics and a supplier to the U.S. plastics/coatings market.

     Our worldwide glass systems business supplies a complete portfolio of products to the glass market for coloration both in (forehearth coloration) and on (surface decoration) the glass. Our colors add customized value to a wide range of consumer, technical and industrial glass products in the automotive, the flat glass and the cosmetic, food and beverage container markets. Our products are tailored to meet the specific demands of our customers in each market segment, including automotive, appliance, architectural, tableware, giftware and lighting.

     Electronic Materials. Our electronic materials business develops, manufactures, and markets high purity powders, pastes, and tapes for many electronic applications, including multi-layer ceramic capacitors, hybrid microelectronics, polishing materials, surge protection and photovoltaic materials. In the dmc(2) acquisition, we acquired key metals technologies and manufacturing facilities in Europe and Japan (the largest market for electronics manufacturing in the world). We believe this added geographic diversity significantly strengthens our manufacturing capabilities that were previously highly concentrated in the United States.

     Our electronic and specialty glass products are used in military, aerospace, semiconductors, electronics, dental and biomedical, and other technical applications. We also offer a broad line of dielectrics, terminations, electrodes, and binders for multi-layer capacitors and other passive electronic components. Our electronic ceramics and surface finishing materials include oxides of aluminum, cerium, tin, and zirconium for grinding or polishing silicon wafers and a wide range of glasses used in electronic applications, as well as stone, plastic, and metal products. Our microcircuit and specialty thick film materials are used in the production of a number of advanced electronic devices and packages.

     Our multi-layer materials product line provides dielectric and metal powders and pastes to the growing multi-layer capacitor, or MLC, market. We are a supplier of all three MLC components: conductive (inner electrode), non-conductive (dielectrics) and termination powders and pastes. MLCs are primarily designed for use where small physical size with comparatively large electrical capacitance and high insulation resistance are required.

     We have recently expanded our electrode paste manufacturing and have developed a new line of metal pastes for the MLC market for use in base metal electronics MLC's to reduce costs.

     Industrial Coatings. Our industrial coatings group manufactures both porcelain enamel and powder coatings. These materials are used in the appliance, automotive and general industrial markets. With a strong position in both the appliance and automotive markets, we are expanding into the general industrial market as more metal product manufacturers convert to the use of powder coatings for their finishing needs.

     We are a leading supplier of porcelain enamel worldwide. Porcelain enamel has long been used as an ultimate quality, highly durable and sanitary finish on large and small appliances, cookware and grills, as well as sanitaryware, water heaters, building panels, signage, and chemical storage vessels.

     We are also one of the world's largest producers of thermoset powder coatings. We believe we have one of the world's largest manufacturing facilities and have been providing customer driven solutions for over 20 years. We believe we have a strong position in each of the primary industrial coatings market segments that we serve and we are expanding our capability to provide quick color matches and small batch orders.

  PERFORMANCE CHEMICALS SEGMENT

     The following table outlines the key business units in our Performance Chemicals segment, their products, and key markets served.

        BUSINESS UNITS                     PRODUCTS                      KEY MARKETS
        --------------                     --------                      -----------
Polymer Additives               Heat and light stabilizers,        Household furnishings,
                                plasticizers, lubricants           automotive, industrial,
                                                                   architectural, construction
Pharmaceutical and Fine         Active pharmaceutical              Electronics, pharmaceutical,
  Chemicals                     ingredients, high potency          polymers, food, industrial
                                compounds, dietary
                                supplements, food and cosmetic
                                additives, petroleum
                                additives.
Specialty Plastics              Color concentrates/masterbatch,    Appliances, automotive,
                                gelcoats, liquid and paste         packaging, recreation, boats,
                                color dispersions, filled and      RVs and trucks, sanitaryware,
                                reinforced thermoplastics,         swimming pools, architectural,
                                polyolefin alloys,                 industrial, household
                                thermoplastic                      furnishings recreation, lawn
                                elastomers/process melt            and garden equipment


     Polymer Additives. Our polymer additives improve the characteristics of and are designed to enhance the processing and properties of plastics used in household furnishings, automotive, architectural and construction applications. These additives include heat and light stabilizers, specialty plasticizers, and plastics lubricants.

     Pharmaceutical and Fine Chemicals. We produce pharmaceutical intermediates and fine chemicals that are used in specialty resins, industrial chemicals, specialty batteries, food additives and food supplements. We also provide major chemical manufacturers with custom synthesis for the production of complex, high-valued chemicals.

     Specialty Plastics. Our plastic color concentrates, gelcoats and liquid and paste color dispersions are used to enhance the physical properties and appearance of plastic parts and components in appliances, automobiles, household furnishings, packaging applications, and a host of recreational products from sports equipment to toys. We provide solutions in material selection and formulation and assistance with part and mold design, process molding, and mold flaws. Our filled and reinforced plastics, which are specially formulated compounds, consisting of polypropylene and other resins, are used in a wide variety of applications in the automotive, appliance, household furnishings, and leisure products markets.

RAW MATERIALS

     Raw materials widely used in our businesses include titanium dioxide, resins, thermoplastic polymers, cobalt oxide, zinc oxide, zircon sand, borates, porcelain, silica, steric acid and tallow. Other important raw materials include silver, nickel, copper, palladium, platinum and other precious metals. Over the past two years, the prices of silver and copper have been generally stable or declining. The price of precious metals can fluctuate greatly. Precious metal cost fluctuations are generally passed through to customers. However, we do have some exposure to cost fluctuation for precious metals held in inventory.

     We have a broad supplier base and, in most instances, alternative sources of raw materials are available if problems arise with a particular supplier. We maintain comprehensive supplier agreements for our strategic and critical raw materials. In addition, the magnitude of our purchases provides for significant leverage in negotiating favorable conditions for long-term supplier contracts.

EMPLOYEES

     At December 31, 2001, we employed 9,348 employees, including 6,493 employees in our foreign subsidiaries and affiliates and 2,855 employees in the United States. Approximately 29% of our domestic workforce is covered by labor agreements, and approximately 15% is covered by labor agreements that expire in 2002.

RESEARCH AND DEVELOPMENT

     A substantial number of our employees are involved in research and development activities relating to new and existing products, services and techniques required by the ever-changing markets of our customers. Laboratories are located at each of our major subsidiaries around the world where technical efforts are applied to meet customer and market needs of the particular geographical area. In the United States, laboratories are maintained in each of our divisions. In addition, corporate research and development activity is located in the Cleveland area. Our research staff is organized by major business group. We also operate central design and development labs in Italy and Spain to serve the tile market worldwide.

     Expenditures for research and development activities relating to the development or significant improvement of new and/or existing products, services and techniques were approximately $30 million in 2001, $30 million in 2000 and $31 million in 1999. Expenditures for individual customer requests for research and development were not material. We do not anticipate research and development expenditures to increase significantly with the integration of the dmc(2) businesses.

LEGAL PROCEEDINGS

     On May 4, 1999, and December 16, 1999, the United States Environmental Protection Agency (U.S. EPA) issued Notices of Violation (NOVs) alleging that we violated various requirements of the Clean Air Act and related state laws in modifying and operating the Pyro-Chek(R) process. We sold assets relating to the Pyro-Chek(R) process and ceased production of Pyro-Chek(R) in June 2000.

     We have negotiated with the U.S. EPA, the State of Indiana and local authorities a settlement of this matter that resolves the issues raised in the NOVs without admission of liability by us. The settlement is subject to public notice and comment and then to approval by the United States District Court for the Northern District of Indiana. If approved, under the terms of the settlement, we will pay an aggregate cash amount of $3 million to the U.S. government, the State of Indiana and the City of Hammond. In addition, we will provide $844,000 to fund an environmental project in Hammond unrelated to our operations. If approved, payment of such amounts will not have a material adverse effect on our financial position or results of operations.

     In 2000 and 2001, tort actions were filed against us in the United States District Court for the Northern District of Indiana by or on behalf of four individual plaintiffs. The complaints in these actions generally alleged that we were negligent and/or reckless in failing to control emissions, misrepresenting emissions levels to regulatory agencies, failing to warn nearby residents of the hazards posed by our emissions, and in emitting carcinogenic chemicals without a permit. Each of these actions has now been dismissed pursuant to a settlement agreement with the individual plaintiffs. Payments under these settlements have not had and will not have a material adverse effect on our financial position or results of operations.

     There are also pending against us and our consolidated subsidiaries various other lawsuits and claims. In the opinion of management, the ultimate liabilities resulting from such other lawsuits and claims will not materially affect our consolidated financial position or results of operations or liquidity.

ENVIRONMENTAL MATTERS

     Our manufacturing facilities, like those of our market generally, are subject to numerous laws and regulations implemented to protect the environment, particularly with respect to plant wastes and emissions. We believe we are generally in compliance with the environmental regulations to which our operations are subject and that, to the extent we may not be in compliance with such regulations, noncompliance has not had a materially adverse effect on our operations. Our policy of compliance has required a continuous management effort and significant expenditures.

     We spent $5.8 million in capital expenditures for environmental control in 2001, and our best estimate of what we expect capital expenditures for environmental control to be in 2002 and 2003 is $4.9 million and $4.6 million, respectively.

FOREIGN OPERATIONS

     Our products are produced and distributed in foreign as well as domestic markets. We commenced our international operations in 1927. During 2001, sales originating outside of the United States and Canada accounted for approximately 46% of our net sales. Financial information about our domestic and foreign operations is set forth in Note 13 to our consolidated financial statements for the year ended December 31, 2001 incorporated by reference in the accompanying prospectus.

     Wholly-owned subsidiaries operate manufacturing facilities in Argentina, Australia, Belgium, Brazil, the United Kingdom, France, Germany, the Netherlands, Japan, Italy, Mexico, Portugal, Spain and Thailand. Partially-owned subsidiaries manufacture in Argentina, China, Indonesia, Italy, Spain, South Korea, Taiwan, Thailand and Venezuela.

     We receive technical service fees and/or royalties from many of our foreign subsidiaries. Historically, as a matter of corporate policy, the foreign subsidiaries have been expected to remit a portion of their annual earnings to their parent as dividends. To the extent earnings of foreign subsidiaries are not remitted to us, those earnings are intended to be indefinitely reinvested in those subsidiaries.

PROPERTIES

     Our corporate headquarters offices are located at 1000 Lakeside Avenue, Cleveland, Ohio, and we also own other corporate facilities located in Independence, Ohio. The business segments in which manufacturing plants are used and the locations of the principal manufacturing plants we own in the United States are as follows:

          Coatings -- Cleveland, Ohio; Nashville, Tennessee; Pittsburgh, Pennsylvania; Washington, Pennsylvania, Toccoa, Georgia; Orrville, Ohio; Shreve, Ohio; Penn Yan, New York; East Liverpool, Ohio; Crooksville, Ohio; Niagara Falls, New York; and South Plainfield, New Jersey.

          Performance Chemicals -- Walton Hills, Ohio; Hammond, Indiana; Baton Rouge, Louisiana; Waukegan, Illinois; Bridgeport, New Jersey; Carpentersville, Illinois; Plymouth, Indiana; Evansville, Indiana; Stryker, Ohio; Edison, New Jersey and South Plainfield, New Jersey.

     In addition, we lease manufacturing facilities in Cleveland, Ohio (Performance Chemicals); Galion, Ohio (Coatings), Fort Worth, Texas (Performance Chemicals); Vista, California (Coatings); Montgomeryville, Pennsylvania (Coatings); and Carpentersville, Illinois (Performance Chemicals).

     Outside the United States, we or our subsidiaries own manufacturing plants in Argentina, Australia, Brazil, Belgium, France, Germany, Indonesia, Italy, Mexico, the Netherlands, Spain, Taiwan, Thailand, and the United Kingdom. We or our subsidiaries lease manufacturing plants in Brazil, China, Italy, Japan, Germany, the Netherlands and Portugal. In many instances, the manufacturing facilities outside of the United States are used in multiple business segments.

                                  UNDERWRITING

     Salomon Smith Barney Inc. is acting as bookrunning manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                NUMBER
                                                              OF SHARES
UNDERWRITER                                                   ----------
-----------
Salomon Smith Barney Inc. ..................................
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Morgan Stanley & Co. Incorporated...........................
McDonald Investments Inc....................................
First Analysis Securities Corporation.......................
                                                              ----------
     Total..................................................   4,000,000
                                                              ==========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a
concession not to exceed $     per share. The underwriters may allow, and
dealers may reallow, a concession not to exceed $     per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "FOE."

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                     PAID BY FERRO
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................    $               $
Total.......................................................    $               $

     In connection with the offering, Salomon Smith Barney Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our portion of the total expenses of this offering will be approximately $700,000.

     The offering is being conducted in accordance with subparagraph 8 of Section(c) of Rule 2710 of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), which provides for an exception to NASD conflicts of interest and pricing rules for offerings of securities for which a bona fide independent market exists.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We intend to use the net proceeds of this offering to permanently reduce part of the borrowings under the revolving credit facilities portion of our existing senior credit facilities. Citicorp USA, Inc. (an affiliate of Salomon Smith Barney Inc.), Credit Suisse First Boston (an affiliate of Credit Suisse First Boston Corporation) and KeyBank (an affiliate of McDonald Investments Inc.) are agents and/or lenders under our existing senior credit facilities and will receive a portion of the net proceeds of the offering. Citicorp USA, Inc., Credit Suisse First Boston Corporation and KeyBank receive customary fees for the underwriting of new loans and for serving as lenders under our existing credit facilities.

     Citicorp North America Inc. and Ciesco L.P. (both affiliates of Salomon Smith Barney Inc.) act as agent and investor, respectively, under our accounts receivable securitization facility. Citicorp North America Inc. receives customary fees for acting as agent under our accounts receivable securitization facility. Citibank, N.A. (an affiliate of Salomon Smith Barney Inc.) acts as agent under our leveraged lease program, for which it receives customary fees. Citicorp USA, Inc. acts as note purchaser and as certificate purchaser under our leveraged lease program.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares offered by this prospectus supplement will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Certain legal matters in connection with this offering of shares will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, New York, New York.

PROSPECTUS

                            [FERRO CORPORATION LOGO]

                                  $300,000,000

                               FERRO CORPORATION

     We may offer, from time to time, separately, together or in units, the following securities:

     - debt securities,

     - common stock,

     - preferred stock,

     - warrants to purchase common stock, preferred stock or debt securities,

     - depositary shares representing interests in preferred stock,

     - stock purchase contracts to purchase common stock or preferred stock, or

     - stock purchase units comprised of stock purchase contracts and U.S. government obligations.

     We will provide the specific terms of securities we are offering in prospectus supplements to this prospectus.

     You should read this prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before you decide to invest in any securities offered. This prospectus may not be used to consummate sales of any offered securities unless it is accompanied by a prospectus supplement describing the terms of that offering.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 11, 2002

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
About Ferro.................................................     1
Use of Proceeds.............................................     1
Ratio of Earnings to Fixed Charges..........................     1
Description of Debt Securities..............................     1
     General................................................     2
     Book-Entry Debt Securities.............................     3
     Restrictive Covenants..................................     3
     Applicable Definitions.................................     4
     Events of Default......................................     4
     Modification and Waiver................................     5
     Consolidation, Merger and Sale of Assets...............     6
     Satisfaction and Discharge of the Indentures...........     6
     Defeasance and Covenant Defeasance.....................     7
     Provisions Applicable to Subordinated Debt
      Securities............................................     7
     Concerning the Trustee.................................     8
Description of Common Stock.................................     8
     General................................................     8
     Voting Rights..........................................     8
     Dividends..............................................     8
     Transfer Agent.........................................     9
     Antitakeover Provisions................................     9
Description of Preferred Stock..............................    11
     General................................................    11
     Rank...................................................    11
     Voting Rights..........................................    12
     Distributions..........................................    13
     Redemption.............................................    13
     Liquidation Preference.................................    13
     Conversion Rights......................................    13
Description of Depositary Shares............................    14
     General................................................    14
     Dividends and Other Distributions......................    14
     Withdrawal of Preferred Stock..........................    14
     Redemption of Depositary Shares........................    15
     Voting of the Preferred Stock..........................    15
     Liquidation Preference.................................    15
     Conversion of Preferred Stock..........................    15
     Amendment and Termination of the Deposit Agreement.....    16
Description of Warrants.....................................    16
     General................................................    16
     Exercise of Warrants...................................    17
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................    17
Book-Entry Securities.......................................    18
Plan of Distribution........................................    19
Legal Matters...............................................    20
Experts.....................................................    20

     No person has been authorized to give any information or to make any representation other than those contained in this prospectus and any accompanying prospectus supplement in connection with any applicable offering, and, if given or made, such other information or representation must not be relied upon as having been authorized by us or by any underwriter, dealer or agent. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy any securities offered in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation or sale in such jurisdiction. Neither the delivery of this prospectus or any prospectus supplement nor any sale of securities made implies that there has been no change in our affairs at any time subsequent to the date of this prospectus or that the information in this prospectus is correct as of any time subsequent to its date.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at their public reference rooms at the following locations:

Public Reference Room                          Chicago Regional Office
450 Fifth Street, N.W.                         Citicorp Center
Room 1024                                      500 West Madison Street, Suite 1400
Washington, D.C. 20549                         Chicago, Illinois 60661-2511

     Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings also are available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed on the New York Stock Exchange.

     We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, with respect to the securities described in this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and related exhibits. For further information with respect to us and the securities described in this prospectus, you should refer to the registration statement. Descriptions in the registration statement relating to any document that is filed as an exhibit to the registration statement are not necessarily complete, and you should review the document that is filed as an exhibit for a full statement of the document's provisions. This prospectus is qualified in all respects by such other information in the registration statement and the related exhibits. The registration statement may be inspected, without charge, at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and copies may also be obtained from the SEC upon the payment of prescribed fees.

                   INCORPORATION OF INFORMATION BY REFERENCE

     We are "incorporating by reference" information into this prospectus. This means we are disclosing important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus.

     Any information we incorporate by reference that we filed prior to the date of this prospectus or the applicable prospectus supplement will be modified or superseded to the extent that information contained in this prospectus or the applicable prospectus supplement (including information we subsequently file with the SEC that we also incorporate by reference) modifies or supersedes such information. Any such information so modified or superseded will not be considered part of this prospectus or the applicable prospectus supplement. Information that we file with the SEC after the date of this prospectus or the applicable prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus or the applicable prospectus supplement (including information we subsequently file with the SEC that we also incorporate by reference) to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference our future filings with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities

Exchange Act of 1934 until we consummate the offering of the securities made by this prospectus and the applicable prospectus supplement. We also incorporate by reference our:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     - Proxy Statement for the 2002 Annual Meeting of Shareholders, and related letter dated April 2, 2002 supplementing such Proxy Statement;

     - The description of our common stock contained in our registration statement on Form S-8 (Registration No. 33-12397) filed March 2, 1987;

     - The description of our common stock rights contained in our registration statement on Form 8-A filed May 15, 1996, and

     - The description of our preferred stock contained in our registration statement on Form S-8 (Registration No. 33-28520) filed May 3, 1989.

     Any statement made in this prospectus or the applicable prospectus supplement concerning the contents of any agreement or other document is only a summary of the actual document and is qualified in its entirety by reference to the actual document. You may obtain a copy of any document summarized in this prospectus or the applicable prospectus supplement or any document incorporated by reference into this prospectus or the applicable prospectus supplement, at no cost, by directing your request to: Director, Investor Relations, Ferro Corporation, 1000 Lakeside Avenue, Cleveland, Ohio 44114, Telephone (216) 641-8580.

                             CAUTIONARY STATEMENTS

     This prospectus (including information incorporated by reference in this prospectus) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our future financial condition or results of operations, objectives, plans, goals or future performance and business also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. In light of these risks and uncertainties, the forward-looking events might or might not occur. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect our future financial performance, are described in the documents incorporated by reference in this prospectus and include the following:

     - The outcome of our efforts to integrate the dmc(2) businesses we acquired in 2001;

     - Changes in customer requirements, markets or industries served;

     - Economic downturns in some or all of our major product markets;

     - Changes in the prices of major raw materials;

     - The risks related to fluctuating currency rates, changing legal, tax and regulatory requirements that affect our businesses and changing social and political conditions in the many countries in which we operate;

     - Political or economic instability as a result of acts of terrorism; and

     - Access to capital, primarily in the U.S. capital markets, and any restrictions placed on us by current or future financing arrangements.

The risks and uncertainties identified above are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.

                                  ABOUT FERRO

     We are a leading global producer of a diverse array of performance materials sold to a broad range of manufacturers in approximately 30 markets throughout the world. We apply certain core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes, and additives for the glass market; specialty plastic compounds and colors; and polymer additives. Our products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. Our performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results and performance they achieve in actual use.

     Our products are traditionally used in markets such as appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. Our leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our customer base is also well-diversified both geographically and by end-market.

     Our principal executive offices are located at 1000 Lakeside Avenue, Cleveland, Ohio 44114, and our telephone number is (216) 641-8580.

                                USE OF PROCEEDS

     Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus for general corporate purposes, which may include capital expenditures, acquisitions and reductions of our indebtedness. We may temporarily invest funds not immediately required for such purposes in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                   1997   1998    1999    2000    2001
                                                   ----   -----   -----   -----   -----
Ratio of earnings to fixed charges(1)............  --     6.85x   6.17x   5.13x   2.49x
Ratio of earnings to combined fixed charges and
  preferred stock dividends......................  --     5.64x   5.27x   4.57x   2.31x

---------------

(1) The ratio of earnings to fixed charges has been calculated by dividing (i) income before income taxes plus fixed charges by (ii) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs), plus the portion of rent expense estimated to represent interest. Preferred stock dividends consist of the amount of pre-tax earnings to pay dividends on the outstanding preferred stock. Earnings were insufficient to cover fixed charges by $49 million for the year ended December 31, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The following description is a general summary of the terms of the debt securities that we may issue, which may consist of either senior debt securities or subordinated debt securities. We may issue the debt securities under one or more indentures, each dated on or prior to the issuance of the applicable debt securities. We may issue the senior debt securities and subordinated debt securities under separate indentures referred to as the senior indenture and the subordinated indenture. In this prospectus, we refer to the senior indenture and the subordinated indenture collectively as the indentures or individually as an indenture, and forms of the indentures are filed as exhibits to the registration statement of which this prospectus is a part. The indentures will not limit the amount of debt securities that we may issue and will provide that we may issue the debt securities periodically in one or more series.

     The particular terms of the debt securities offered by any prospectus supplement will be described in the applicable prospectus supplement. The following is a summary of the material provisions relating to the indentures. It does not restate all of the terms of the indentures. Therefore, we urge you to read the indentures because they, and not this description, will define your rights as holders of any debt securities offered.

GENERAL

     The debt securities will be our general unsecured obligations and will be issued only in fully registered form without coupons in denominations of $1,000 or integral multiples of $1,000. Any payments of principal, premium and/or interest will be payable at the office or agency as we may maintain for such purpose. In addition, the transfer of the debt securities will be registered at this office or agency. You will not be subject to a service charge for the registration or transfer of the debt securities, but we may require you to pay any applicable tax or other governmental fees.

     The applicable prospectus supplement will describe the following terms of any debt securities that we may offer:

     - the title of the debt securities;

     - whether they are senior debt securities or subordinated debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the prices at which the debt securities will be issued;

     - the person to whom interest is payable, if other than a person whose name is listed on the debt security;

     - the principal payment date(s);

     - the interest rates, if applicable, and the interest payment dates;

     - the place(s) where the principal of and any premium or interest shall be payable;

     - the price(s) and period(s) during which the debt securities may be redeemed, if applicable;

     - our obligation, if any, and the price(s) to redeem or purchase the debt securities under sinking fund or analogous provisions;

     - the denominations of the debt securities;

     - the currency in which payment shall be made, if other than U.S. dollars, and the terms upon which we or the holder of the debt securities may elect a different currency;

     - if principal, premium or interest information may be determined by reference to an index or formula, the manner in which shall amounts shall be determined;

     - if other than the principal amount, the portion of the principal amount of the debt securities which shall be payable upon maturity;

     - the applicability of provisions described below under "Defeasance and Covenant Defeasance";

     - if the debt securities will be issuable only as book-entry debt securities, the depository for the book-entry security and the circumstances in which the book-entry debt securities may be registered for transfer or exchange or authenticated and delivered; and

     - any other terms of the debt securities.

     If the debt securities are sold at a substantial discount below their stated principal amount, any applicable federal income tax consequences and other special considerations applicable to the original issue discount debt securities will be described in the applicable prospectus supplement. "Original issue discount debt securities" means any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity of the debt security upon the occurrence of an event of default and its continuation. In addition, pursuant to the Internal Revenue Code, debt securities having interest reset dates that would cause any accrual period to be longer than one year are subject to the original issue discount rules of the Internal Revenue Code, whether or not the debt securities are original issue discount debt securities.

BOOK-ENTRY DEBT SECURITIES

     The debt securities offered by this prospectus may be in whole or in part issued in book-entry form. You should refer to the caption "Book-Entry Securities" for more information regarding book-entry procedures.

RESTRICTIVE COVENANTS

     Restrictions on Secured Debt and Limitations on Liens. If we or a Domestic Subsidiary have any debt that is secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we (or the Domestic Subsidiary) will secure the debt securities and any other debt of ours or of such Domestic Subsidiary which may be then outstanding and entitled to the benefit of a similar covenant. This will be done on an equal and ratable basis with (or prior to) such secured debt, unless the aggregate amount of all such secured debt together with all of our Attributable Debt and that of our Domestic Subsidiaries in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties would not exceed 10% of our Consolidated Net Tangible Assets. In order to provide this equal and ratable security, the principal amount of any series of original issue discount debt securities issued shall be such portion of the principal amount as specified in the terms of that series that would be payable upon acceleration of the maturity of the debt securities at the time of such determination.

     The following items will be excluded in computing secured debt, and the restrictions described above do not apply to debt secured by:

     - Mortgages by any corporation at the time the corporation becomes a Domestic Subsidiary;

     - Mortgages in favor of us or another Domestic Subsidiary;

     - Mortgages in favor of any governmental bodies in order to secure partial, progress or advance payments under the terms of a contract or statute;

     - purchase money Mortgages, construction Mortgages or other Mortgages existing at or incurred within 120 days of the time of acquisition;

     - Mortgages with any state or political subdivision which are used to finance the acquisition or construction of property and on which interest is not includable within the holder's gross income; and

     - extensions, renewals or replacements of the Mortgages described in this list.

     The indentures, however, will not prevent us or our subsidiaries from incurring additional unsecured debt.

     Restrictions on Sale and Leaseback Transactions. The indentures will restrict us (and our Domestic Subsidiaries) from entering into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property that has been or is to be sold or transferred more than 120 days after acquisition or the completion of construction and commencement of full operations relating to the property, unless the following conditions are satisfied:

     - we or the Domestic Subsidiary could create debt secured by a Mortgage on such property as described above under "Restrictions on Secured Debt and Limitations on Liens" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

     - we, within 120 days, apply to the retirement of Funded Debt that is pari passu with the debt securities an amount equal to the net proceeds of the sale or the fair market value, whichever is greater, of the leased Principal Domestic Manufacturing Property. The fair market value is subject to certain credits for voluntary retirements of Funded Debt.

     This restriction will not apply to any sale and leaseback transaction between us and a Domestic Subsidiary, between Domestic Subsidiaries, or between a Domestic Subsidiary and a foreign subsidiary, or involving the taking back of a lease for a period of three years or less.

APPLICABLE DEFINITIONS

     "Attributable Debt" means the total net amount of rent (discounted at the rate of 1% per annum over the weighted average yield to maturity of the outstanding debt securities compounded semi-annually) required to be paid during the remaining term of any lease.

     "Consolidated Net Tangible Assets" means the aggregate amount of all of our assets and assets of our consolidated Subsidiaries (after deducting intangible assets and the amount of all current liabilities).

     "Domestic Subsidiary" means a Subsidiary substantially all the fixed assets of which are located, or substantially all the business of which is carried on, within the United States, or which owns or leases any Principal Domestic Manufacturing Property, but such term excludes any Subsidiary the principal business of which is the financing or ownership of the operations outside the United States (but such Subsidiary is excluded only so long as it neither owns nor leases any Principal Domestic Manufacturing Property).

     "Funded Debt" means indebtedness for money borrowed having a maturity at or being renewable or extendible to a date more than 12 months from the date of determination.

     "Mortgage" means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or similar encumbrance.

     "Principal Domestic Manufacturing Property" means any facility (together with the related land and fixtures) used primarily for manufacturing, processing or warehousing of our products and located in the United States, owned or leased by us or one of our Subsidiaries and having a gross book value in excess of 1% of Consolidated Net Tangible Assets, other than any such facility or portion of a facility that is financed by governmental obligations the interest on which is excludable from gross income of the holder pursuant to the provisions of Section 103(a) of the Internal Revenue Code or Section 745 of Title 48 of the United States Code, or which in the opinion of our board of directors is not of material importance to the total business conducted by us and our Subsidiaries as an entirety.

     "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned directly or indirectly by us and/or one or more of our Subsidiaries.

EVENTS OF DEFAULT

     Any one of the following events will constitute an event of default under the indentures:

     - failure to pay any interest on any debt security for 30 days past the applicable due date;

     - failure to pay principal of or any premium on any debt security when due;

     - failure to perform or a breach of any of our covenants or warranties set forth in the indentures, other than a covenant included in the indenture solely for the benefit of a different series of debt securities, which continues for 90 days after written notice as provided in the indentures;

     - default under indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 under an agreement by which we or any Domestic Subsidiary is bound, which default shall have resulted in such indebtedness becoming due and payable prior to the date on which it would otherwise be due and payable, and the default is not cured or the indebtedness discharged within 10 days after written notice as provided in the indentures; or

     - certain events in bankruptcy, insolvency or reorganization.

     If any event of default with respect to the debt securities occurs and is continuing, the trustee under the applicable indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the principal amount of all the debt securities to be immediately due and payable. The holders of a majority in aggregate principal amount of outstanding debt securities may, under certain circumstances, rescind and annul such acceleration as long as no judgment or decree based on acceleration has been obtained. The indentures will obligate the trustee to act with reasonable care during default. They also will provide that the trustee is not obligated to exercise any of its rights or powers under the indentures upon the request of the holders, unless the holders have offered to indemnify the trustee.

     If the holders of a majority in aggregate principal amount of the debt securities offer to indemnify the trustee and meet certain other conditions, holders may direct the time, method and place for conducting a proceeding for any remedy available to the trustee. Before holders may institute any proceeding,

     - a particular holder must notify the trustee of the event of default;

     - the trustee must have received a similar notice from the holders of at least 25% of the principal amount of the outstanding debt securities, and these holders offered to indemnify the trustee;

     - the trustee must not have received a direction inconsistent from that request from a majority of the holders of the principal amount of the outstanding debt securities; and

     - the trustee shall have failed to institute a proceeding within 60 days.

These limitations will not restrict a debt securities holder from initiating a suit for payment of principal, premium or interest that is not paid on the applicable due date. We will be required to furnish annual statements to the trustee regarding performance of our obligations under the indentures.

MODIFICATION AND WAIVER

     The trustee and we may execute additional indentures that modify the provisions of an indenture or the rights or the holders of debt securities. The holders of at least a majority of the principal amount of the outstanding debt securities must also consent to any additional indenture.

     Without obtaining the consent of the holder of each outstanding security affected by any additional indenture, an additional indenture may not:

     - change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

     - reduce the principal amount of, or the premium, if any, or interest on, any debt security;

     - change the place or currency of payment of principal of, premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on any debt security on or after the stated maturity or redemption date; or

     - reduce the percentage in principal amount of outstanding debt securities, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults.

     The holders of at least a majority in aggregate principal amount of the outstanding debt securities may waive our compliance with certain provisions of an indenture on behalf of all holders. They may also waive any past default under an indenture on behalf of all holders, unless a payment default relates to one of the indenture provisions or covenants that cannot be modified without the consent of each affected holder of the debt security.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The indentures will restrict us from engaging in any merger or purchase or sale of substantially all of our assets, unless:

     - the purchaser or successor-in-interest is a business organized under the applicable law of the United States of America, any state or the District of Columbia, and it expressly agrees to assume our obligations regarding the debt securities under a supplemental indenture,

     - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing,

     - if our properties or assets become subject to a Mortgage not permitted by the indenture, we or the successor-in-interest takes the necessary steps to secure the debt securities equally and ratably with (or prior to) all secured indebtedness, and

     - we deliver to the trustee a certification and a legal opinion confirming compliance with these conditions.

SATISFACTION AND DISCHARGE OF THE INDENTURES

     We may terminate our obligations under either indenture with respect to the debt securities of any series when:

     - either:

          - all outstanding debt securities of each series have been delivered to the trustee for cancellation; or

          - all debt securities of each series not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year or, if redeemable at our option, are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and our expense, and we have irrevocably deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the debt securities which have not previously been delivered to the trustee for cancellation, for the principal of and, if any, interest or premium, to the date of deposit or the stated maturity or date of redemption;

     - we have paid or caused to be paid all sums payable by us under the applicable indenture; and

     - we have delivered an officers' certificate and an opinion of counsel relating to compliance with the conditions set forth in the indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     Our debt securities may be subject to the defeasance and covenant defeasance provisions of the applicable indenture. If the provisions are applicable, we have the option to elect either:

     - defeasance -- which will discharge us from all obligations in respect of the debt securities, subject to certain administrative limitations, or

     - covenant defeasance -- which will permit us to be released from certain restrictive covenants of the indentures, including those described under "Certain Covenants" and "Event of Default."

     To invoke either of these options with respect to any debt securities, we must deposit, in trust, with the trustee an amount of money or U.S. government obligations that, through the payment of principal and interest in accordance with their terms, will provide an amount sufficient to pay any principal, premium and interest on the debt securities in accordance with the terms of the debt securities.

     We may not establish this trust if there is a continuing event of default or if the establishment of the trust would create a conflicting interest for the trustee with respect to our other securities. Additionally, we must deliver a legal opinion to the trustee that provides you will not recognize additional income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance election.

     If we elect covenant defeasance with respect to any of the debt securities and those debt securities become immediately due and payable because an event of default occurs, other than an event of default relating to a covenant from which we have been released through the covenant defeasance election, the amount of money and U.S. government obligations on deposit with the trustee may be insufficient to pay amounts due to you on the debt securities at the time of the acceleration. However, we remain liable for any deficiency.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

     Any subordinated debt securities will be subordinate and junior in right of payment to the prior payment in full of all our senior indebtedness. "Senior indebtedness" is the principal (including sinking fund payments) of, and premium, if any, and interest on any indebtedness that is for:

     - money we borrow;

     - any indebtedness as may be evidenced by notes, debentures, bonds, securities or other instruments of indebtedness and for the payment of which we are responsible or liable, by guarantees or otherwise;

     - money borrowed by others, which we have assumed or guaranteed;

     - capitalized lease obligations; and

     - renewals, extensions, refundings, amendments and modifications of any indebtedness of the kind described above or of the instruments creating or evidencing such indebtedness, unless, in each case, the terms of the instruments evidencing the indebtedness or such renewal, extension, refunding, amendment or modification provide that it is not senior in rights of payment to the subordinated debt securities.

     In the event we distribute our assets following dissolution, winding up, liquidation or reorganization, the holders of senior indebtedness will be entitled to be paid in full in respect of principal, premium, if any, and interest before any payments are made to holders of the subordinated debt securities. In addition, if an event of default occurs under the terms of the subordinated indenture or we have failed to pay the principal, premium, if any, sinking funds or interest on any senior indebtedness, then the holders of the subordinated debt securities will not receive any payment of principal, premium, sinking fund or interest until all of the payments in respect of the senior indebtedness have been paid in full.

     Subject to any applicable subordination provisions applying to them, our creditors who are holders of senior indebtedness may recover more ratably than holders of the subordinated debt securities due to this subordination.

     If this prospectus is being delivered in connection with a series of subordinated debt securities, the prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the latest available date. The prospectus supplement also will identify any limitations on the issuance of additional senior indebtedness.

CONCERNING THE TRUSTEE

     The trustee under each indenture will be identified in the applicable prospectus supplement. The trustee may perform services for us in the ordinary course of business.

     Under the indentures, the trustee will be required to transmit annual reports to all holders regarding its eligibility and qualifications as trustee under the indentures and other related matters.

                          DESCRIPTION OF COMMON STOCK

     The following description is a general summary of the terms of the common stock that we may issue. The description below and in any prospectus supplement does not include all of the terms of the common stock and should be read together with our Amended Articles of Incorporation and Amended Code of Regulations, copies of which have been filed previously with the SEC.

GENERAL

     Under our Amended Articles of Incorporation, we are authorized to issue up to 300,000,000 shares of common stock, par value $1.00 per share. As of March 29, 2002, 34,840,055 shares of common stock (excluding treasury stock) were issued and outstanding. In addition, as of that date, 4,376,560 shares were issuable under outstanding stock options granted under our stock option plans.

     Our outstanding common stock is, and the shares of common stock offered by this prospectus and any applicable prospectus supplement will be, when issued and paid for as described in the applicable prospectus supplement, validly issued, fully paid and nonassessable. Holders of common stock have no preemptive rights to subscribe for any of our securities, nor do they have any preference, conversion, exchange, sinking fund, redemption or appraisal rights.

     Our common stock is listed on the New York Stock Exchange under the symbol "FOE."

VOTING RIGHTS

     Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. Shareholders have cumulative voting rights in the election of directors if any shareholder gives notice in writing to the president, a vice president or the secretary not less than 48 hours before the time fixed for holding the meeting that cumulative voting at that election is desired. An announcement of the giving of this notice must be made upon the convening of the meeting by the chairman or the secretary or by or on behalf of the shareholder giving the notice. In this event, each shareholder has the right to cumulate votes and give one nominee the number of votes to which the shareholder is entitled, or to distribute votes on the same principle among two or more nominees, as the shareholder sees fit.

DIVIDENDS

     Subject to the rights of holders of any preferred stock, each record holder of common stock on the applicable record date is entitled to receive dividends on common stock to the extent authorized by our board of directors out of assets legally available for the payment of dividends. In addition, subject to the rights of holders of any preferred stock, holders of common stock are entitled to share ratably in our assets
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

legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

TRANSFER AGENT

     National City Bank is the registrar and transfer agent for our common stock.

ANTITAKEOVER PROVISIONS

     Our Amended Articles of Incorporation and Amended Code of Regulations and Ohio corporate law contain provisions that could have the effect of delaying, deferring or preventing a change in control of our ownership or management that shareholders may consider favorable or beneficial. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The following description is intended as a summary only and should be read together with the Amended Articles of Incorporation, the Amended Code of Regulations and the relevant provisions of Ohio corporate law.

 CLASSIFIED BOARD OF DIRECTORS

     Our Amended Code of Regulations provides that the board of directors is divided into three classes of directors, each consisting of not less than three nor more than five directors, and that each class of directors serves a staggered three-year term. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the board of directors. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure continuity and stability of our management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of our capital stock or attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

 NUMBER OF DIRECTORS; FILLING VACANCIES

     Our Amended Code of Regulations provides that the number of directors shall be not less than nine nor more than fifteen as may be determined by the vote of the shareholders at any annual meeting or special meeting called for the purpose of electing directors. In addition to the authority of shareholders to fix or change the number of directors, the board of directors may change the number of directors, so long as the change is not more than two above or below the number of directors authorized by the shareholders at the last annual or special meeting. In no event may the board of directors fix the number of directors at less than nine nor more than fifteen. The board of directors also may fill any director's office that is created by an increase in the number of directors. Our Amended Code of Regulations provides that any vacancies may be filled by a vote of a majority of the remaining directors, even if less than a quorum.

 SPECIAL MEETINGS

     Our Amended Code of Regulations provides that a special meeting of shareholders may be called by the shareholders only if holders of 25% of the outstanding shares of capital stock entitled to vote at such meeting participate in the call. This provision may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

 SHAREHOLDER RIGHTS PLAN

     We have a shareholder rights plan pursuant to which each share of outstanding common stock also represents ownership of one right, until the occurrence of certain events. The rights become exercisable only if a person or group acquires 20% or more of our common stock (10% under certain circumstances) or commences a tender or exchange offer upon consummation of which such person or group would control 20% or more of the common stock or is declared an "adverse person" (as this term is defined in the shareholder rights plan) by the board of directors. The rights, which do not have the right to vote or receive dividends, expire on April 8, 2006. We may redeem the rights at a redemption price of $0.0333 per right at any time until the 15th day following public announcement that a person or group has acquired 20% or more of the voting power, unless this period is extended by the board of directors while the rights are redeemable.

     If:

     - any person becomes the owner of 20% or more of the common stock (10% under certain circumstances),

     - we are the surviving corporation in a merger with a 20% or more shareholder and the terms of our common stock are not changed or converted, or

     - a 20% or more shareholder engages in certain self-dealing transactions with us,

then each right not owned by such person or related parties will entitle its holder to purchase a share of our common stock at a purchase price of 50% of the then current market price of the common stock, up to a value of $73.33 per right.

     In the event we engage in a merger or other business combination transaction in which we are not the surviving corporation or we are the surviving corporation but our common stock is changed or exchanged or 50% or more of our assets or earning power is sold or transferred, each holder of a right will have the right to receive, upon exercise of the right at the then current exercise price, that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right.

 CONTROL SHARE ACQUISITIONS

     Section 1701.831 of the Ohio Revised Code provides that specified notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed "control share acquisition." The Ohio Revised Code defines a "control share acquisition" as any acquisition of an issuer's shares that would entitle the acquirer, immediately after the acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges:

     - one-fifth or more but less than one-third of that voting power;

     - one-third or more but less than a majority of that voting power; or

     - a majority or more of that voting power.

     Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of the shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the "interested shares." "Interested shares" are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the related voting power, after the record date for the meeting of shareholders.

 BUSINESS COMBINATIONS

     Chapter 1704 of the Ohio Revised Code prohibits certain business combinations and transactions between an "issuing public corporation" and an "interested shareholder" for at least three years after the interested shareholder attains 10% ownership of the issuing public corporation, unless the board of directors of the issuing public corporation approves the transaction prior to the interested shareholder attaining such 10% ownership. An "issuing public corporation" is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An "interested shareholder" is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

     Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place if specified conditions are satisfied, including:

     - prior to the interested shareholder's share acquisition date, the board of directors of the issuing public corporation approves the purchase of shares by the interested shareholder;

     - the transaction is approved by the holders of shares with at least
       66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

     - the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares.

                         DESCRIPTION OF PREFERRED STOCK

     The following description is a general summary of the terms of the preferred stock that we may issue. The description below and in any prospectus supplement does not include all of the terms of the preferred stock and should be read together with our Amended Articles of Incorporation and Amended Code of Regulations and the applicable terms of the related series of preferred stock as established by the board of directors.

GENERAL

     Under our Amended Articles of Incorporation, we are authorized to issue up to 2,000,000 shares of preferred stock, without par value. In 1989, we established a series of preferred stock called Series A ESOP Convertible Preferred Stock and authorized the issuance of up to 1,762,500 shares of such stock to National City Bank, as trustee for our Employee Stock Ownership Plan. As of March 29, 2002, 825,816 shares of Series A preferred stock were issued and outstanding.

     We believe that the ability of the board of directors to issue one or more classes or series of preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

RANK

     Our preferred stock will have priority over our common stock with respect to dividends and distribution of assets. Our Amended Articles of Incorporation provide that all shares of preferred stock shall be of equal rank and shall be identical except with respect to those matters that may be fixed by the board of directors. The board of directors is authorized to provide for the issuance of preferred stock in one or more series and to determine matters such as:

     - the distinctive serial designations and the division of shares into series and the number of shares of a particular series, which may be increased or decreased, but not below the number of shares then outstanding;

     - the annual dividend rate for the particular series, and the date or dates from which dividends on all shares of the series will be cumulative, if dividends on stock of the particular series will be cumulative;

     - the redemption price or prices for the particular series;

     - the right, if any, of the holders of a particular series to convert the stock into other classes of stock, and the terms and conditions of that conversion to the extent not otherwise provided in the Amended Articles of Incorporation; and

     - the rights, if any, of the holders of a particular series of preferred stock upon our voluntary liquidation, dissolution or winding-up or in the event of any merger or consolidation of or sale of assets by us.

In the event of involuntary liquidation, dissolution or winding up of our affairs, the preferred stock will be entitled to a liquidation preference of $25.00 per share, plus accrued and unpaid dividends. The holders of shares of preferred stock will not be entitled to any preemptive right to purchase or have offered to them any shares of preferred stock or other securities.

     You should refer to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms of that class or series, including the matters described above.

VOTING RIGHTS

     The board of directors is not authorized to establish the voting rights of preferred stock. Holders of preferred stock are generally entitled to one vote for each share of stock held upon all matters presented to the shareholders, plus special voting rights in the event of a default in the payment of preferred dividends. If we are in default in the payment of six full quarterly dividends (whether or not consecutive), the holders of preferred stock have the right to elect two additional directors, who will remain in office until such dividends in arrears are paid. The vote of the holders of at least two-thirds of the outstanding shares of preferred stock is necessary to effect:

     - any amendment, alteration or repeal of any of the provisions of the Amended Articles of Incorporation or the Amended Code of Regulations that affects adversely the voting powers, rights or preferences of the holders of preferred stock, or

     - the authorization or creation of, or the increase in the authorized amount of, any shares of any class, or any security convertible into shares of any class, ranking prior to the preferred stock, or

     - the purchase or redemption of less than all of the preferred stock then outstanding (except in accordance with a stock purchase offer made to all holders of preferred stock) when any dividends or sinking fund obligations on the preferred stock are in arrears.

     In addition, the vote of the holders of at least a majority of the outstanding shares of preferred stock will be necessary to effect:

     - the sale, lease or conveyance by us of all or substantially all of our property or business, or our consolidation with or merger into any other corporation, unless the resulting corporation will have no shares authorized or outstanding ranking prior to or on a parity with the preferred stock, except the same number with the same rights and preferences as those of our preferred stock authorized and outstanding immediately preceding the transaction, and each holder of preferred stock immediately prior to the transaction receives the same number of shares, with the same rights and preferences, of the resulting corporation, or

     - the authorization of any shares ranking on a parity with the preferred stock or an increase in the authorized number of shares of preferred stock.

DISTRIBUTIONS

     Holders of the preferred stock of each series will be entitled to receive, to the extent declared by our board of directors, out of our assets legally available for payment to shareholders, cash distributions or distributions in kind or in other property if expressly permitted and described in the applicable prospectus supplement, at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution will be payable to holders of record as they appear on our stock transfer books on such record dates as will be fixed by the board of directors. Distributions on any series of preferred stock, if cumulative, will be cumulative from the date set forth in the applicable prospectus supplement.

REDEMPTION

     The terms and conditions, if any, upon which the preferred stock will be subject to mandatory redemption or redemption at our option, either in whole or in part, will be described in the applicable prospectus supplement.

LIQUIDATION PREFERENCE

     Upon any voluntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment may be made to the holders of common stock or any other class or series of shares of our capital stock ranking junior to the preferred stock in that circumstance, the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of our remaining assets.

     If, upon any such voluntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of our shares of capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of shares of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

     If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement. Such terms will include:

     - the number of shares of common stock into which the shares of preferred stock are convertible;

     - the conversion price or the manner of calculating the conversion price;

     - the conversion date(s) or period(s);

     - provisions as to whether conversion will be at the option of the holders of the preferred stock or at our option;

     - the events requiring an adjustment of the conversion price; and

     - provisions affecting conversion in the event of the redemption of the series of preferred stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description is a general summary of the terms of the depositary shares that we may issue. The description below and in any prospectus supplement does not include all of the terms of the depositary shares and should be read together with the applicable deposit agreement and related depositary receipts, which are filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

     We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement among us, the "depositary" named in the agreement and the holders from time to time of the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares, to all the rights and preferences of the preferred stock represented by those depositary shares, including dividend, conversion, redemption and liquidation rights. The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of our preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts.

     The depositary will forward to holders of depositary shares any reports and communications from us that are received by the depositary with respect to the related preferred stock.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the holders of depositary shares in proportion to the number of the depositary shares owned by the holders. In connection with this distribution, holders will be required to file proofs, certificates and other information and to pay specified charges and expenses to the depositary.

     In the event of a distribution other than in cash, the depositary will distribute property received by it to the holders of depositary shares entitled to that property, upon satisfaction by holders of their obligations to file proofs, certificates and other information and to pay specified charges and expenses to the depositary. However, if the depositary determines it is not feasible to make a noncash distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

     No distribution will be made in respect of any depositary share to the extent that it represents any preferred stock converted into other securities.

WITHDRAWAL OF PREFERRED STOCK

     Holders of depositary shares will be entitled to surrender their depositary shares and withdraw, in whole or in part, the corresponding number of whole or fractional shares of preferred stock represented by the surrendered depositary shares, so long as the surrendered depositary shares were not previously called for redemption or converted into other securities. Holders will be required to surrender the corresponding depositary receipt(s) at the corporate trust office of the depositary, which will entitle those holders to delivery of the number of whole or fractional shares of preferred stock and any money or other property represented by the surrendered depositary shares. If the depositary shares surrendered to the depositary represents a larger number of shares of preferred stock than the holder desires to withdraw, then the depositary will deliver to the holder new depositary shares, evidenced by a depositary receipt, representing the excess number of shares of preferred stock.

REDEMPTION OF DEPOSITARY SHARES

     Whenever we redeem shares of preferred stock held by the depositary, we will pay in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The depositary then will redeem, as of the same redemption date, the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata, as nearly as may be practicable without creating fractional depositary shares, or by another equitable method.

     All dividends in respect of the shares of preferred stock called for redemption will cease to accrue on the date fixed for redemption. In addition, on that date, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares called for redemption will cease, except for the right to receive any moneys payable upon the redemption of the depositary shares and any money or other property to which the holders of the depositary shares were entitled upon the redemption and surrender of the depositary shares to the depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the holders of the depositary shares which represent such preferred stock. Each holder of depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred stock represented by the depositary shares to the extent it does not receive specific instructions from the holders of depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as that action or nonaction is in good faith and does not result from negligence or willful misconduct of the depositary.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

     The depositary shares, as such, are not convertible into our common stock or any of our other securities or property. Nevertheless, if specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary shares may be surrendered by their holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares into whole shares of our common stock, other shares of our preferred stock or other of our equity securities. In those circumstances, upon receipt of those instructions and any applicable amounts payable, we will cause the conversion of that preferred stock utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest determined as specified in the applicable prospectus supplement.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares that represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between the depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the amendment has been approved by the holders of at least a majority of the outstanding depositary shares. Subject to certain exceptions in the deposit agreement, no amendment may impair the right of any holder of depositary shares to surrender any depositary shares with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented by the depositary share. Every holder of an outstanding depositary share at the time any amendment becomes effective will be deemed, by continuing to hold such share, to consent and agree to the amendment and to be bound by the amended deposit agreement.

     Unless otherwise specified in the applicable prospectus supplement, we may terminate the deposit agreement upon not less than 30 days prior written notice to the depositary if a majority of each class of depositary shares affected by the termination consents. In that case, the depositary will deliver or make available to each holder of depositary shares, upon surrender of the depositary shares held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares, together with any other property held by the depositary with respect to the depositary shares. In addition, the deposit agreement will automatically terminate if:

     - all outstanding depositary shares have been redeemed;

     - there has been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and that distribution has been distributed to the holders of depositary shares representing such preferred stock; or

     - each share of the related preferred stock has been converted into our securities not represented by depositary shares.

                            DESCRIPTION OF WARRANTS

     The following description is a general summary of the terms of the warrants that we may issue. The description below and in any prospectus supplement does not include all of the terms of the warrants and should be read together with the applicable warrant agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

     We may issue, together with other securities or separately, warrants to purchase our common stock, preferred stock or debt securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

     The applicable prospectus supplement will describe the following terms, where applicable, of any warrants offered by this prospectus and the applicable prospectus supplement:

     - the title of the warrants;

     - the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of the warrants;

     - the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

     - the price or prices at which the warrants will be issued;

     - the aggregate number of warrants;

     - any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or of the exercise price of the warrants;

     - the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

     - the date after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

     - a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     - the dates upon which the right to exercise the warrants will commence and expire;

     - the maximum or minimum number of warrants that may be exercised at any time;

     - information with respect to book-entry procedures, if any; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase for cash the number of shares of common stock or preferred stock, or the amount of debt securities, at the exercise price set forth in or determinable as set forth in the applicable prospectus supplement. Warrants will be exercisable at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants will be exercisable as set forth in the applicable prospectus supplement. Upon receipt of payment and the properly completed warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will forward the purchased securities as soon as practicable. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, which are contracts obligating holders to purchase from us, and us to sell to holders, a specified number of shares of common stock or preferred stock at a future date or dates. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units (referred to in this prospectus as stock purchase units), each consisting of a stock purchase contract and debt obligations of the United States of America or its agencies or instrumentalities securing the holders' obligations to purchase the securities under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on a specified basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the applicable prospectus supplement will be a general summary of the terms of the stock purchase contracts or stock purchase units and will not include all of the terms of the stock purchase contracts or stock purchase units. That description should be read together with the applicable stock purchase contract and, if applicable, collateral arrangements and depositary arrangements relating to the stock purchase contracts or stock purchase units. The form of the purchase contract agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

                             BOOK-ENTRY SECURITIES

     The securities offered by this prospectus and any applicable prospectus supplement may be issued in whole or in part in book-entry form. In that case, beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depository. A global security may not be transferred except as a whole between the depository and one or more of its nominees or a successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described in this prospectus will be described in the applicable prospectus supplement.

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depository arrangements.

     Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by the global security to the respective accounts of the beneficial owners of the individual securities, who are called "participants." The accounts will be designated by the underwriters, dealers or agents with respect to the securities or by us if we directly offer and sell the securities. Ownership of a beneficial interest in a global security will be limited to the depository's participants and will be shown on the records maintained by the depository or its nominee. Transfers of that ownership interest will be effected only through those records. Others may hold a beneficial interest in a global security but only through the ownership of a participant. Ownership and any transfer of that beneficial ownership will be shown on and effected through records maintained by the participant. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to own, pledge or transfer beneficial interests in a global security.

     So long as the depository for a global security or its nominee is the registered owner of the global security, the depository or nominee, as the case may be, will be considered the sole owner of the securities represented by the global security for all purposes under the applicable instrument defining the rights of a holder of the underlying securities. Except as described below or in the applicable prospectus supplement, participants, or anyone holding through a participant, will not be entitled to have any of the underlying securities registered in their names, will not receive or be entitled to receive physical delivery of any of the underlying securities in definitive form and will not be considered the owners of the underlying securities under the applicable instrument defining the rights of the holders of the underlying securities.

     Amounts payable with respect to the underlying securities will be paid to the depository or its nominee, as the case may be, as the registered owner of the global security. Neither we, nor any of our officers or directors, nor any paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depository for a series of securities issued in book-entry form, upon receipt of any payment of a dividend or any other amount in respect of a global security, will immediately credit its participants' accounts with payments in amounts proportionate to their respective interests in the global security as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through the participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of the participants.

     If a depository for a series of securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual securities of that series in exchange for the global security representing the series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to the securities, determine not to have any securities of a series represented by one or more global securities and, in such event, will issue individual securities of the series in exchange for the global security or securities representing that series of securities.

                              PLAN OF DISTRIBUTION

     We may sell the securities to one or more underwriters for public offering and sale by them or we may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

     If we use underwriters for an offering of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as will be set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the securities. Underwriters may sell the securities to or through dealers, who may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers of the securities.

     Any underwriting compensation paid by us to underwriters or agents in connection with any offering of the securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments underwriters, dealers or agents may be required to make.

     If so indicated in the applicable prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers from certain types of institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. The applicable prospectus supplement will set forth the commission payable for solicitation of such offers.

     Any underwriter may engage in overallotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

     Underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the securities to be offered by this prospectus, including their legality, will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Mary Ann Jorgenson, Esq., a partner in such firm, is Secretary of the Company.

                                    EXPERTS

     The consolidated financial statements of Ferro Corporation and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

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

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                                4,000,000 SHARES

                               FERRO CORPORATION

                                  COMMON STOCK

                                  [FERRO LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                           , 2002

                                  ------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY
                           MCDONALD INVESTMENTS INC.
                     FIRST ANALYSIS SECURITIES CORPORATION
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